U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2003.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date:	July 29, 2003	By:	/s/ MASANORI ITATANI
Masanori Itatani
Senior Managing Director

On June 27, 2003, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Information furnished on this form includes;

I.	Executive summary of the Annual Securities Report, and

II.	English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to The Securities and Exchange Law of Japan For

The Fiscal Year Ended March 31, 2003

Items included in the Annual Securities Report

Page
PART I Corporate Information
Item 1. Information on the Company and Its Subsidiaries and Affiliates
1. Selected Financial Data	2
2. History and Development of the Company and Its Subsidiaries and Affiliates
3. Business Overview	6
4. Subsidiaries and Affiliates
5. Employees

Item 2. Operating and Financial Review
1. Operating Results	8
2. Current Challenges	14
3. Significant Contracts	14
4. Research and Development, Patent and Licenses, etc.

Item 3. Property, Plants and Equipment
1. Results of Capital Expenditure
2. Principal Properties
3. Prospects of New Capital Expenditure, Abandonment, and Other

Item 4. Company Information
1. Share Capital Information	15
2. Stock Repurchase	22
3. Dividend Policy	23
4. Share Price History	23
5. Directors and Senior Management

Item 5. Financial Information
Preparation Method of Consolidated Financial Statement and Financial Statement and Audit Certificate	24
1. Consolidated Financial Statements and Other
(1) Consolidated Financial Statements
For the Year Ended March 31, 2002
1. Consolidated Balance Sheets
2. Consolidated Income Statements
3. Consolidated Statements of Retained Earnings
4. Consolidated Statements of Cash Flows
5. Basis of Accounting and Presentation
6. Additional Information
7. Notes to the Consolidated Financial Statements
For the Year Ended March 31, 2003
1. Consolidated Balance Sheets	25
2. Consolidated Income Statements	27
3. Consolidated Statements of Shareholders’ Equity	28
4. Consolidated Statements of Comprehensive Income	29
5. Consolidated Statements of Cash Flows	30
6. Notes to the Consolidated Financial Statements	31
7. Consolidated Supplementary Information
(2) Other	82
2. Stand-alone Financial Statements
(1) Stand-alone Financial Statements
1. Balance Sheet	83
2. Income Statement	86
3. Appropriation of Unconsolidated Retained Earnings	88
Significant Accounting Policies	89
Additional Information	92
Notes to the Financial Statements	93
Supplementary Information
(2) Major Assets and Liabilities
(3) Others	103

Item 6. Information on Share Handling, etc.

Item 7. Reference Information

PART II Information on Guarantor of the Company
Item 1. Information on Guarantor

Item 2. Information on Corporations Other than Guarantor

Item 3. Information on Index

Audit Report

Note: 1.	Translation for the underlined items are attached to this form as below.
2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report, are included on the consolidated financial statements and those notes on this form solely for the convenience of the reader and have been translated at the rate of ¥118.07 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I Corporate Information

Item 1.	Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(1) Selected consolidated financial data for the latest five fiscal years

Accounting Principles	Japanese GAAP				US GAAP
Year ended March 31,	1999	2000	2001	2002	2002	2003
Revenue (Mil yen)	—	—	—	—	1,825,399	840,919
Operating revenue (Mil yen)	625,350	1,089,416	1,299,399	1,121,743	—	—
Net revenue (Mil yen)	—	—	—	—	1,321,351	566,274
Net operating revenue (Mil yen)	—	—	—	705,346	—	—
Income before income taxes and cumulative effect of accounting change (Mil yen)	—	—	—	—	172,972	47,409
Ordinary income (Mil yen)	(324,428)	318,031	302,084	192,255	—	—
Net income (Mil yen)	(397,544)	146,298	181,666	102,756	168,046	119,913
Shareholders’ equity (Mil yen)	1,304,071	1,420,433	1,642,408	1,704,988	1,604,929	1,642,328
Total assets (Mil yen)	17,111,087	18,821,897	20,529,135	18,177,716	17,758,273	21,169,446
Shareholders’ equity per share (Yen)	664.34	724.75	836.70	867.38	816.48	846.40
Net income per share (Yen)	(202.52)	74.55	92.54	52.32	85.57	61.26
Net income per share – diluted (Yen)	—	74.24	92.29	52.22	85.32	61.26
Shareholders’ equity as a percentage of total assets (%)	8.8	9.3	9.4	9.4	9.0	7.8
Return on shareholders’ equity (%)	—	10.74	11.86	6.14	11.05	7.39
Price/earnings ratio (times)	—	44.93	24.31	32.49	19.87	20.16
Cash flows from operating activities (Mil yen)	—	688,441	95,817	(369,530)	(1,303,384)	34,113
Cash flows from investing activities (Mil yen)	—	(178,873)	(24,213)	(146,175)	(52,182)	134,053
Cash flows from financing activities (Mil yen)	—	(280,102)	(200,311)	484,315	1,195,507	(24,612)
Cash and cash equivalents at end of the year (Mil yen)	—	526,942	376,329	356,634	356,635	491,237
Number of staffs	—	12,650	12,198	12,373	12,373	12,060
[Average number of temporary staffs, excluded from above]	[—]	[2,931 ]	[3,326 ]	[3,157 ]	[3,157 ]	[3,062	]

(Notes)

1	The selected financial data as of March 31, 2003 and for the year ended March 31, 2003 were stated in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). And the selected financial data as of March 31, 1999, 2000, 2001 and 2002 and for the year ended March 31, 1999, 2000, 2001 and 2002 were stated in accordance with Japanese GAAP. The US GAAP selected financial data as of March 31, 2002 and for the year ended March 31, 2002 were also stated.
2	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.
3	Above ratios were calculated based on following formula.

• Shareholders’ equity as a percentage of total assets as of March 31, 2003	=	Shareholders’ equity total	×100(%)
Liabilities and shareholders’ equity total

• Shareholders’ equity as a percentage of total assets as of March 31, 1999, 2000, 2001 and 2002	=	Shareholders’ equity total	×100(%)
Liabilities (*), minority interest and shareholders’ equity total

(*Guarantee	securities received and Securities borrowed, etc were excluded as of March 31, 2001 and before.)

• Return on shareholders’ equity =	Net income	×100(%)
(Previous fiscal year end shareholders’ equity total + fiscal year end shareholders’ equity total) / 2

• Price/earnings ratio =	Share price
Net income per share

4	Net operating revenue was stated for the year ended March 31, 2002 by the amendment of the “Uniform Accounting Standards of Securities Companies.” (Japan Securities Dealers Association, September 28, 2001)
5	In addition to above, the number of staffs in investee companies of private equity investment which were consolidated as subsidiaries on consolidated financial statement as of March 31, 2003 were 339 and average number of temporary staffs in those investee companies were 78.

(2) Selected stand-alone financial data for the latest five fiscal years

Year ended March 31,	1999		2000		2001		2002		2003
Operating revenue (Mil yen) [Commissions] (Mil yen)	359,289 [194,074	]	624,689 [443,130	]	575,837 [299,757	]	269,122 [110,523	]	102,633 [—	]
Ordinary income (Mil yen)	45,058		303,314		244,114		68,186		10,742
Net income (loss) (Mil yen)	(241,841)		144,176		131,557		(37,212)		(12,825)
Common stock (Mil yen)	182,795		182,795		182,796		182,799		182,799
Number of issued shares (1000 shares)	1,962,977		1,962,977		1,962,977		1,965,919		1,965,919
Shareholders’ equity (Mil yen)	1,242,851		1,367,398		1,526,606		1,441,634		1,342,035
Total assets (Mil yen)	12,055,912		11,718,403		12,204,943		2,023,909		2,121,113
Shareholders’ equity per share (Yen)	633.14		696.59		777.69		733.40		691.21
Dividend per share (Yen) [Interim dividend per share] (Yen)	10.00 [—	]	15.00 [—	]	17.50 [—	]	15.00 [—	]	15.00 [—	]
Net income (loss) per share (Yen)	(123.20)		73.44		67.01		(18.94)		(6.70)
Net income per share – diluted (Yen)	—		73.15		66.87		—		—
Shareholders’ equity as a percentage of total assets (%)	15.3		16.9		17.6		71.2		63.3
Return on shareholders’ equity (%)	—		11.05		9.09		(2.51)		(0.92)
Price/earnings ratio (times)	—		45.61		33.57		—		—
Payout Ratio (%)	—		20.42		26.11		—		—
Dividend on shareholders’ equity (%)	1.58		2.15		2.25		2.05		2.17
Capital Adequacy Ratio (%)	337.4		430.4		317.2		—		—
Number of staffs	9,768		8,396		8,064		5		5
[Average number of temporary staffs, excluded from above]			[1,499	]	[1,834	]	[ 1	]	[ 0	]

(Notes) 1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	Above ratios were calculated based on following formula:

• Shareholders’ equity as a percentage of total assets	=	Shareholders’ equity total	×100(%)
Liabilities (*)and shareholders’ equity total

(*Guarantee securities received and Securities borrowed, etc were excluded as of March 31, 2001 and before.)

• Return on shareholders’ equity	=	Net income	×100(%)
(Previous fiscal year end shareholders’ equity total + fiscal year end shareholders’ equity total) / 2

• Dividend on shareholders’ equity	=	Total dividend	×100(%)
Shareholders’ equity

• Price/earnings ratio =	Share price
Net income per share

3	Number of staffs represent staffs at work as of March 31, 2000 and after.
4	Treasury stocks are deducted from shareholders’ equity and total number of issued shares in calculating shareholders’ equity per share and net income (loss) per share as of March 31, 2002 and after.
5	The Nomura Holdings, Inc. (hereinafter “the Company”) transferred its securities and securities-related business to Nomura Securities Co., Ltd. (former Nomura Securities Spin-off Preparation Co., Ltd.) Therefore the Capital Adequacy Ratio for March 31, 2002 and March 31, 2003 are not stated.
6	On October 1, 2001, The Company completed its reorganization and adopted a holding company structure. The selected financial data for as of March 31, 1999, 2000, and 2001 are data when the Company was engaged in securities and securities-related business; the data for as of March 31, 2002 include six months’ results of securities and securities-related business.
7	The Company adopted “Accounting Standard for Earning per Share” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) from the year ended March 31, 2003.
The effects of adopting the standard above is noted on “Per Share Information” of Notes to Financial Information in “Item 5.2. Stand-alone Financial Statements.”
8	Net income per share – diluted for as of March 31, 1999, 2002 and 2003 are not stated as net loss per share is recorded.

3. Business overview

Nomura Holdings, Inc. and its consolidated subsidiaries of 113 entities and affiliated companies accounted for under the equity method of 13 entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-range of financial services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

The Nomura Fundnet Securities Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura DC Planning Co., Ltd.

Nomura Human Capital Solutions Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Satellite Communications Co., Ltd

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) E.C.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Item 2.	Operating and Financial Review

1. Operating Results

Following operating results are presented based on US GAAP consolidated financial statements for the year ended March 31, 2003 and March 31, 2002 which are included in “Item 5. Financial Information”– “1. Consolidated Financial Statements and Other” – “(1) Consolidated Financial Statements.”

(1) Summary

As the beginning of the year ended March 2003, the Japanese economy showed signs of a recovery from stagnation supported by recovered U.S. business activity and good performance by Asian economies. However, the recovery in domestic demand was weak. The Japanese economy remained stagnant after summer and waffled there until the year ended March 2003. Although the stock market went up on expectations of an economic recovery at the beginning of the year ended March 2003, it changed and continued downward trend. There was a spate of negative factors, such as corporate accounting scandals in the U.S. in the summer, a deep public uncertainty regarding the bad loan problems of Japanese banks after the beginning of autumn, growing tensions in Iraq after the turn of the year, increase in the unwinding of cross–shareholdings and concerns about aggravation of supply and demand in connection with the return of the company–paid portion of the employees pension fund. In this regard, major stock indices generally plunged to a new 20-year low at the end of the year ended March 2003. On the other hand, there was continuous shifts of fund from stock investments to bond investments and bond markets steadily rose through the year ended March 2003. Yields on newly issued 10-year-government bonds remained below 1% on and after the end of the year 2002 and temporarily hit 0.6 % in March,2003.

As a result of the foregoing, Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥ 566.3 billion and non-interest expenses of ¥ 518.9 billion for the year ended March 31, 2003. Income before income taxes and cumulative effect of accounting change and net income were ¥ 47.4 billion and ¥ 119.9 billion, respectively, for the year ended March 31, 2003.

Total assets were approximately ¥ 21.2 trillion and total shareholders’ equity was approximately ¥ 1.6 trillion at March 31, 2003. Nomura’s return on equity was 7.4% for the year ended March 31, 2003.

The accounts of the investee companies (“PFG” entities”) of the Principal Finance Group were included in the consolidated financial statements through March 27, 2002, the date such entities were contributed to a limited partnership in exchange for a limited partnership.

The breakdown of Net revenue and Non-interest expenses on consolidated income statement are as follows respectively.

	Year ended March 31, 2002 (Mil Yen)	Year ended March 31, 2003 (Mil Yen)
Commissions	140,001	141,640
Brokerage commissions	97,505	85,157
Commissions for distribution of investment trust	26,728	30,507
Other	15,768	25,976
Fees from investment banking	75,255	81,847
Underwriting and distribution	61,010	62,365
M&A / financial advisory fees	13,383	16,803
Other	862	2,679
Asset management and portfolio service fees	109,985	79,290
Asset management fees	100,142	70,181
Other	9,843	9,109
Net gain on trading	162,228	172,308
Merchant banking	(6,828)	2,779
Equity trading	113,036	35,919
Fixed income and other trading	56,020	133,610
Net interest revenue	(3,507)	127,279
Loss on investments in equity securities	(55,860)	(41,288)
PFG entities product sales	294,931	—
PFG entities rental income	177,053	—
Gain on sales of PFG entities	116,324	—
Gain (loss) on private equity investments	232,472	(14,391)
Other	72,469	19,589

Net revenue	1,321,351	566,274

	Year ended March 31, 2002 (Mil Yen)	Year ended March 31, 2003 (Mil Yen)
Compensation and benefits	379,540	244,167
Commissions and floor brokerage	20,962	20,844
Information processing and communications	87,252	77,389
Occupancy and related depreciation	73,787	57,152
Business development expenses	26,652	24,361
PFG entities cost of goods sold	200,871	—
PFG entities expenses associated with rental income	111,529	—
Other	247,786	94,952

Non-interest expenses	1,148,379	518,865

Business Segment Information

Results by business segment are as follows. Reconciliation of segment results of operations and net revenue and income before income taxes on consolidated income statements is set forth in “Note 16, to the Consolidated Financial Statements Segment information.”

Net revenue

	Year ended March 31, 2002 (Mil Yen)	Year ended March 31, 2003 (Mil Yen)
Domestic Retail	229,105	249,251
Global Wholesale	439,935	298,469
Asset Management	47,207	37,060
Other (Inc. elimination)	25,593	17,973

Total	741,840	602,753

Income (loss) before income taxes

	Year ended March 31, 2002 (Mil Yen)	Year ended March 31, 2003 (Mil Yen)
Domestic Retail	20,484	35,689
Global Wholesale	191,278	91,033
Asset Management	10,176	3,194
Other (Inc. elimination)	(143,397)	(40,705)

Total	78,541	89,211

Domestic Retail

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 9% to ¥ 249,251 million for the year ended March 31, 2003, mainly due to an increase in selling commissions from foreign currency bonds and medium term notes. Non-interest expenses increased by 2% to ¥ 213,562 million for the year ended March 31, 2003. As a result, income before income taxes increased by 74% to ¥ 35,689 million for the year ended March 31, 2003.

Global Wholesale

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and the revenue of Fixed Income increased substantially. However, due to continued adverse business circumstances, such as the stagnant Japanese equity markets, Equity and Investment Banking decreased their profits and Merchant Banking recorded loss. As a result, net revenue decreased by 32% to ¥ 298,469 million for the year ended March 31, 2003. Non-interest expenses decreased by 17% to ¥ 207,436 million for the year ended March 31, 2003. As a result, income before income taxes decreased by 52% to ¥ 91,033 million for the year ended March 31, 2003.

Fixed Income

Net revenue increased by 70% to ¥ 153,966 million for the year ended March 31, 2003, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds. Non-interest expenses increased by 15% to ¥ 76,759 million for the year ended March 31, 2003. As a result, income before income taxes increased by 222% from ¥ 24,014 million for the year ended March 31, 2002 to ¥ 77,207 million for the year ended March 31, 2003.

Equity

Net revenue decreased by 34% to ¥ 82,025 million for the year ended March 31, 2003, mainly due to a decrease in customers’ order-flow, such as block trading, resulting from the stagnant Japanese equity markets. Non-interest expenses decreased by 1% to ¥ 65,675 million for the year ended March 31, 2003. Income before income taxes decreased by 72% from ¥ 58,601 million for the year ended March 31, 2002 to ¥ 16,350 million for the year ended March 31, 2003.

Investment Banking and Merchant Banking

Net revenue decreased by 72% to ¥ 62,478 million for the year ended March 31, 2003. Non-interest expenses decreased by 44% to ¥ 65,002 million for the year ended March 31, 2003. As a result, loss before income taxes was ¥ 2,524 million for the year ended March 31, 2003 compared to income before income taxes was ¥ 108,663 million for the year ended March 31, 2002.

Net revenue for Investment Banking decreased by 22% to ¥ 69,125 million for the year ended March 31, 2003, partly due to a decrease in order-flow relating to Japanese equity markets, such as the decrease of initial public offerings deals in capital markets, although M&A deals increased. Non-interest expenses for Investment Banking decreased by 2% to ¥ 56,374 million for the year ended March 31, 2003. As a result, income before income taxes for Investment Banking decreased by 59% to ¥ 12,751 million for the year ended March 31, 2003.

Net revenue for Merchant Banking was ¥ 6,647 million loss for the year ended March 31, 2003, because funding costs have been charged for its assets in Europe, although there were profit on sales from proprietary investment deals for this period. Non-interest expenses for Merchant Banking decreased by 85% to ¥ 8,628 million for the year ended March 31, 2003. As a result, loss before income taxes was ¥ 15,275 million for the year ended March 31, 2003.

Asset Management

Net revenue decreased by 21% to ¥ 37,060 million for the year ended March 31, 2003, due to a decrease in asset management fees associated with changes in product characteristics of Nomura Bond Fund and a decrease in the outstanding balance of bond investment trusts. Non-interest expenses decreased by 9% to ¥ 33,866 million for the year ended March 31, 2003. As a result, income before income taxes decreased by 69% to ¥ 3,194 million for the year ended March 31, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Reconciliation of segment results of operation with Income before income taxes on consolidated income statement is set forth in Note 16. Loss before income taxes in Other decreased from ¥ 143,397 million for the year ended March 31, 2002 to ¥ 40,705 million for the year ended March 31, 2003.

We introduced certain methodologies to allocate Headquarters’ expenses to our three business segments effective April 1, 2002. We created Global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of Headquarters’ expenses which previously were not allocated to segments. Had we not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥ 42,758 million, ¥ 99,734 million and ¥ 3,883 million, respectively.

Financial Position

Total assets at March 31, 2003 were ¥21.2 trillion, up ¥3.4 trillion compared with March 31, 2002, reflecting an increase in trading-related assets. Total liabilities at March 31, 2003 were ¥19.5 trillion, up ¥3.4 trillion, compared with March 31, 2002, reflecting increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, receivables under resale agreements and securities borrowed transactions, securities pledged as collateral, trading liabilities, payables under repurchase agreements and securities loaned transactions.

Cash Flows

Cash and cash equivalents at March 31, 2003 increased by ¥134.6 billion compared with March 31, 2002. Net cash provided by operating activities was ¥34.1 billion (¥1,303.4 billion was used for the year ended March 31, 2002), due mainly to a decrease in net trading-related balances (net of assets and liabilities) and posting income before cumulative effect of accounting change of ¥10.1 billion. Net cash provided by investing activities was ¥134.1 billion (¥52.2 billion was used for the year ended March 31, 2002) because of sales and redemption of investments in equity securities and non-trading debt securities. Net cash used in financing activities was ¥24.6 billion (¥1,195.5 billion was provided for the year ended March 31, 2002) due to payments for repurchase of common stock and cash dividends.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes, including securities pledged as collateral at March 31, 2002 and 2003 are as follows.

	March 31, 2002 (Mil Yen)	March 31, 2003 (Mil Yen)
Trading assets and private equity investments	7,841,533	9,286,507
Securities inventory	7,266,493	8,512,200
Stocks	1,239,066	1,078,981
Government and government agency bonds	2,800,983	3,840,167
Bank and corporation bonds	1,611,155	1,972,330
Commercial paper and certificates of deposit	68,171	34,012
Options and warrants	75,508	38,033
Mortgage and mortgage-backed securities	784,123	1,007,928
Beneficiary certificates and other	687,487	540,749
Derivative contracts	293,266	503,417
Foreign exchange forwards	23,589	16,558
Forward rate agreement and other over the counter forwards	1,458	296
Swap agreements	175,009	410,912
Options other than securities options – purchased	93,210	75,651
Private equity investments	281,774	270,890

Trading liabilities	2,693,746	3,888,720
Securities sold but not yet purchased	2,387,847	3,401,715
Stocks	756,420	900,933
Government and government agency bonds	1,389,674	2,260,809
Bank and corporation bonds	178,321	210,933
Options and warrants	63,432	27,191
Mortgage and mortgage-backed securities	—	1,750
Beneficiary certificates and other	—	99
Derivative contracts	305,899	487,005
Foreign exchange forwards	20,164	16,999
Forward rate agreement and other over the counter forwards	1,108	8
Swap agreements	215,231	443,408
Options other than securities options – written	69,396	26,590

Risk management of trading activity

Value-at-Risk, or VaR, is the tools we use to measure market risk of our trading related business.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2) Records of VAR

	March 31, 2002 (Bil Yen)	March 31, 2003 (Bil Yen)
Equity	2.0	1.5
Interest rate	2.3	2.3
Foreign exchange	0.2	0.2

Sub-total	4.5	4.0
Diversification benefit	(1.2)	(0.9)

Value at Risk (VaR)	3.3	3.1

	Year ended March 31, 2003
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	3.4	1.7	2.5

2. Current challenges

Japan’s economy and securities markets are faced with difficult circumstances. Under such circumstances, we are paying attention to the numerous requests from customers and the market and will focus our accumulated experience, know-how and expertise, both at home and abroad, on providing creative solutions to problems through the capital markets.

In regards to Domestic Retail, we will look to provide products and services focusing on the highest value and the unique needs of every customer and maintain the flexibility and capacity to quickly supply domestic and overseas products, so as to increase the assets entrusted to us by customers. We will promote a better understanding of the capital markets especially among students in colleges and universities by holding chairs of capital market lectures. We will also make contribution to local communities.

In Global Wholesale, we will strengthen participation in industry reorganization, such as M&A, corporate revitalization and finance business for asset liquidation, seen as fields having future growth potential. Accordingly, we will promote a globalization strategy through accommodating the various needs of customers.

Regarding Asset Management, we aim to improve investment performance by establishing a strong management structure that enables us to generate medium- to long-term value-added by concentrating on management systems and strengthening research functions. Also, while expanding the marketing channels and diversifying the product base, we endeavor to increase assets under management and expand revenues.

By demonstrating and promoting the comprehensive capabilities of us, we seek to actively contribute to the revitalization of Japanese corporations and the economy while, at the same time, increasing our own corporate value.

3. Significant contracts

We adopted the “Committee System” under the recent amendments to the Law for Special Exception to the Commercial Code Concerning Audit, etc of Joint Stock Companies by amending its Articles of Incorporation by way of a special resolution adopted at the general meeting of shareholders held on June 26, 2003.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

a. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

b. Issued Shares

Type	Number of Issued Shares as of March 31, 2003	Number of Issued Shares as of June 27, 2003	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange (*3)
			Osaka Stock Exchange (*3)
			Nagoya Stock Exchange (*3)
			Amsterdam Stock Market N.V. (*4)
			Singapore Stock Exchange (*5)
			New York Stock Exchange (*6)
Total	1,965,919,860	1,965,919,860	—

Notes 1	Voting rights pertained.
2	Shares that may have increased from exercise of warrants and stock options between June 1, 2003 and June 27, 2003 are not included in the number of outstanding shares as of June 27, 2003.
3	Listed on the First Section of each stock exchange.
4	Common stock and Continental Depositary Receipts listed.
5	Common stock listed.
6	American Depositary Shares listed.

(2) Stock Options

a. Stock Acquisition Right

Resolved by the special resolution at the General Shareholders’ Meeting on June 26, 2002

	End of Fiscal Year (March 31, 2003)				End of Preceding Month to Filing of this Report (May 31, 2003)
Number of Stock Acquisition Rights	2,227(*1)				2,227(*1)

Type of Share under the Stock Acquisition Right	Common stock				Common stock

Number of Shares under the Stock Acquisition Rights	2,227,000				2,227,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,807 per share				Same as left

Exercise Period of the Stock Acquisition Right	From July 1 2004 to June 30 2009				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,807 Capital Inclusion Price ¥904				Same as left

Conditions to Exercise of	1.	Not to be partial exercise of one stock acquisition right.
Stock Acquisition Right	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:		Same as left
			a)	Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights		Approval of the board of directors shall be required for transfer of the stock acquisition rights.			Same as left

(Notes) 1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	Exercise Price	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Exercise Price =	before Adjustment x	Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

b. Bonds with stock reservation rights

None.

c. Convertible Bonds and Warrants which are deemed as Bonds with stock reservation rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

Name (Issue Date)	End of Fiscal Year (March 31, 2003)			End of Preceding Month to Filing of this Report (May 31, 2003)
	Subscription rights outstanding (thousand Yen)	Issue price of stock (Yen)	Capital Inclusion Price (Yen)	Subscription rights outstanding (thousand Yen)	Issue price of stock (Yen)	Capital Inclusion Price (Yen)
Bond with Subscription Warrant No.1 (August 24, 2000)	2,625,000	2,305.00	1,153 (per share)	2,625,000	2,305.00	1,153 (per share)

(3) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 31, 1998 (*1)	232	1,962,977,247	499	182,795,789	499	105,562,992

March 31, 2001 (*2)	594	1,962,977,841	998	182,796,787	997	105,563,989

March 31, 2002 (*3)	2,942,019	1,965,919,860	3,001	182,799,788	6,940,275	112,504,264

(Notes) 1	Convertible bonds were converted from April 1, 1997 to March 31, 1998.
2	Convertible bonds were converted from April 1, 2000 to March 31, 2001.
3	Warrants were exercised, and shares were issued on the occasion of the share exchange with respect to Nomura Asset Management Co., Ltd.

(4) Shareholders

									As of March 31, 2003
	Unit Shareholders (1,000 shares per 1 unit)								Shares Representing Less than One Unit (Shares)
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Foreign Shareholders	(Foreign Individuals within Foreign Shareholders)	Individuals and Others	Total
Number of Shareholders	2	449	104	3,064	984	(53)	148,197	152,800	—
Number of Units Held	56	784,264	13,684	169,588	566,622	(186)	421,451	1,955,665	10,254,860
Percentage of Units Held (%)	0.00	40.10	0.70	8.67	28.97	(0.01)	21.55	100.00	—

(Notes) 1.	Of the 24,803,939 treasury stocks, 24,803 units are included in Individuals and Others, and 939 shares are included in Shares Representing Less than One Unit. The number of treasury stocks, i.e. 24,803,939, is the number recorded on register of shareholders; the actual number of treasury stocks is 24,800,939.

2.	36 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(5) Major Shareholders

		As of March 31, 2003
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	125,541	6.39
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-Ku, Tokyo, Japan	103,758	5.28
Sumitomo Mitsui Banking Corporation	1-1-2 Yuraku-cho, Chiyoda-Ku, Tokyo, Japan	65,721	3.34
The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	57,295	2.91
State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	45,427	2.31
Resona Bank, Ltd.	2-2-1 Bingo-cho, Osaka, Osaka, Japan	44,604	2.27
Euroclear Bank S.A.N.V.	1 Rue de Albert II, Brussels, Belgium	42,206	2.15
UFJ Trust Bank, Limited (Trust Account A)	1-4-3 Marunouchi, Chiyoda-Ku, Tokyo, Japan	34,898	1.78
The Chase Manhattan Bank, N.A. London SL Omnibus Account	Woolgate House, EC Callman St., London, United Kingdom	28,171	1.43
Nippon Life Insurance Company	1-2-2 Yuraku-cho, Chiyoda-Ku, Tokyo, Japan	27,153	1.38

Total		574,776	29.24

(6) Voting Rights

a. Outstanding Shares

As of March 31, 2003
	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (treasure stocks, etc.)	—	—	—
Stock with limited voting right (others)	—	—	—
Stock with full voting right (treasury stocks, etc.)	(Treasury stocks) Common stock 24,800,000	—	Our standard stock with no limitation to its rights
	(Crossholding stocks) Common stock 3,000,000	—	Same as above
Stock with full voting right (Others)	Common stock 1,927,865,000	1,927,826	Same as above
Shares less than 1 unit	Common stock 10,254,860	—	Shares less than 1 unit (1,000 shares)
Total Shares Issued	1,965,919,860	—	—
Voting Rights of Total Shareholders	—	1,927,826	—

(Note)	36,000 shares (36 voting rights) held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 939 treasury stocks are included in Shares less than 1 unit.

b. Treasury Stocks

					As of March 31, 2003
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	24,800,000	—	24,800,000	1.26
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2 Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute Ltd.	2-2-1 Otemachi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	27,800,000	—	27,800,000	1.41

(Note)	In addition to the treasury stocks shown here, there are 3,000 shares (3 voting rights) which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “a. Outstanding Shares above”.

(7) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

a. Resolved by the special resolution at the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2002
Offeree	Directors, statutory auditors, and employees of the Company or the Company’s subsidiaries (454 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Matters relating to Assignment of the Stock Acquisition Right	Same as above

b. Resolved by the special resolution at the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries(*)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05.

Exercise Period of the Stock Acquisition Right	The board of directors or an executive officer designated by a resolution of the board of directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.
(ii) Other conditions for the exercise of the rights shall be determined by the board of directors or an executive officer designated by a resolution made by the board of directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

*	The board of directors will resolve the details after the filing date of this report.

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries(*)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	1 Yen per 1 share

Exercise Period of the Stock Acquisition Right	The board of directors or an executive officer designated by a resolution of the board of directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right

(i)     Stock acquisition rights may not be exercised partly.

(ii)    Other conditions for the exercise of the rights shall be determined by the board of directors or an executive officer designated by a resolution made by the board of directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

*	The board of directors will resolve the details after the filing date of this report.

2. Stock Repurchase

(1)    Stock Repurchase, Stock Repurchase from Subsidiaries, and Stock Repurchase for Cancellation Utilizing Net unrealized gain from revaluation which are Resolved by ordinary General Shareholders’ Meeting

a. Stock Repurchase during term authorized at the previous General Shareholders’ Meeting

Type of Share Common stock

(a) Stock Repurchase based on Resolution of ordinary General Shareholders’ Meeting

	As of June 26, 2003
	Number of Shares	Total Amount (Yen)
Resolution of ordinary General Shareholders’ Meeting (June 26, 2002)	100,000,000	250,000,000,000
Stock Repurchased by the Resolution	25,059,000	32,913,934,000
Shares not yet Repurchased	74,941,000	217,086,066,000
Percentage of Shares not Repurchased to Total Shares Resolved	74.9	86.8

(Notes) 1. The number of shares authorized to repurchase at the ordinary General Shareholders’ Meeting in 2002 consisted 5.1% of the total issued shares as of the date of the Meeting.

2.	Reason for not repurchasing majority of the shares authorized to repurchase

The Company repurchased its shares considering economic environment and market conditions.

(b)	Stock Repurchase from Subsidiaries

None.

(c)	Stock Repurchase for Cancellation Utilizing Net Unrealized Gain from Revaluation

None.

(d)	Resell or Cancellation of Stocks Repurchased

None.

(e)	Treasury Stocks

As of June 26, 2003
Number of Shares
Treasury Stocks Held	25,059,000
Stock held for Cancellation Utilizing Net unrealized gain from revaluation	None

b. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

	As of June 26, 2003
	Type	Number of Shares	Total Amount (Yen)
Resolution on Stock Repurchase	Common Stock	100,000,000	150,000,000,000

Resolution on Stock Repurchase for Cancellation Utilizing Net unrealized gain from revaluation	—	—	—

Total		—	150,000,000,000

(Note) The number of shares authorized to repurchase at the ordinary General Shareholders’ Meeting in 2003 consisted 5.1% of the total issued shares as of the date of the Meeting.

(2) Stock Repurchase for Capital Reduction, Cancellation based on Articles of Incorporation

a. Stock Repurchase during term authorized at the previous General Shareholders’ Meeting

None.

b. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

None.

3. Dividend Policy

The Company attaches great importance to business management that focuses on return on shareholders’ equity (ROE). The Company intends to maintain an average ROE of 10 to 15% on a consolidated basis over the medium- to long-term in order to increase shareholders’ equity. Accordingly, with respect to the distribution of dividends, the Company determines the dividend amount by taking into account the target level of ROE as well as the stability of the distribution of dividends while maintaining sufficient amount of shareholders’ equity in order to swiftly and securely capture the expanding opportunities for the Company’s business.

As for the dividend for this fiscal year, based on the above belief, the Company proposed ¥15.00 per share and was approved.

As a result, the dividend on shareholders’ equity was 2.17%.

The Company intends to continue investing its retained profit in highly profitable and growing business areas, which include infrastructure expansion, to increase the ROE.

4. Share Price History

(1) Annual Highs and Lows for the Previous Five Years

Year Ended:	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003
High (Yen)	1,737	3,510	3,420	2,890	2,190
Low (Yen)	805	1,187	1,650	1,190	1,205

(Note) Prices are based on the First Section of Tokyo Stock Exchange.

(2) Monthly Highs and Lows for the Previous Six Months

Month	October, 2002	November, 2002	December, 2002	January, 2003	February, 2003	March, 2003
High (Yen)	1,615	1,480	1,507	1,534	1,547	1,421
Low (Yen)	1,356	1,221	1,300	1,304	1,384	1,205

(Note) Prices are based on the First Section of Tokyo Stock Exchange.

Item 5.	Financial Information

1. Preparation method of consolidated financial statements and stand-alone financial statements

(1)	Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2003 has been prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statement for the year ended March 31, 2003 has been prepared by making necessary adjustments to the financial statement of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The consolidated financial statements for the year ended March 31, 2002 were prepared in accordance with the Cabinet Office Ordinance Regarding Securities Companies (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, November 14, 1974 and as amended, September 28, 2001) based on articles No.46 and 68 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”(Ministry of Finance Ordinance No. 28, 1976), collectively Japanese GAAP.

The consolidated financial statement for the year ended March 31, 2002 in accordance with U.S. GAAP is stated on “A. Consolidated Financial Statement and Other” in “Item 5. Financial Information” for the convenience of comparability of the reader.

(4)	The financial statements of the Company were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963) and articles No. 2 of the same regulation.

The financial statements for the year ended March 31, 2002 were prepared based on the regulation before amendment and the financial statements for the year ended March 31, 2003 were prepared based on the regulation after amendment.

2. Audit certificate

(1)	Under articles No.193-2 of Securities transaction Law, the consolidated financial statements for the year ended March 31, 2002 was audited by Shin Nihon & Co. and ChuoAoyama Audit Corporation. The consolidated financial statements for the year ended March 31, 2003 has been audited by Shin Nihon & Co..

The auditor of Nomura’s consolidated financial statements has been changed as follows.

Consolidated financial statements for the year ended March 31, 2002

Shin Nihon & Co. and ChuoAoyama Audit Corporation

Consolidated financial statements for the year ended March 31, 2002 (US GAAP)

ChuoAoyama Audit Corporation

Consolidated financial statements for the year ended March 31, 2003

Shin Nihon & Co.

(2)	Under articles No.193-2 of Securities transaction Law, the financial statements for the year ended March 31, 2002 and 2003 has been audited out by Shin Nihon & Co.

NOMURA HOLDINGS, INC.

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2002	%(1)	2003	%(1)	2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥356,635		¥491,237		$4,161
Time deposits	381,038		422,570		3,579
Deposits with stock exchanges and other segregated cash	38,061		41,702		353

	775,734	4.4	955,509	4.5	8,093

Loans and receivables:
Loans receivable from customers	221,455		257,254		2,179
Loans receivable from other than customers	451,662		179,117		1,517
Receivables from customers	21,191		404,388		3,425
Receivables from other than customers	370,116		311,665		2,639
Receivables under resale agreements and securities borrowed transactions	6,680,001		8,603,170		72,865
Securities pledged as collateral	2,964,276		3,359,807		28,456
Allowance for doubtful accounts	(18,410)		(15,159)		(128)

	10,690,291	60.2	13,100,242	61.9	110,953

Trading assets and private equity investments:
Securities inventory	4,302,217		5,152,393		43,638
Derivative contracts	293,266		503,417		4,264
Private equity investments	281,774		270,890		2,294

	4,877,257	27.4	5,926,700	28.0	50,196

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥221,113 million in 2002 and ¥177,374 million ($1,502 million) in 2003	170,762		184,868		1,566
Lease deposits	74,591		65,211		552
Non-trading debt securities	426,400		270,120		2,288
Investments in equity securities	192,377		138,084		1,170
Investments in and advances to affiliated companies	257,089		223,970		1,897
Deferred tax assets	132,808		112,313		951
Other	160,964		192,429		1,630

	1,414,991	8.0	1,186,995	5.6	10,054

Total assets	¥17,758,273	100.0	¥21,169,446	100.0	$179,296

Note:

(1)	As % of total assets

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2002	%(1)	2003	%(1)	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥729,907		¥180,565		$1,529
Payables to other than customers	182,760		384,910		3,260
Payables under repurchase agreements and securities loaned transactions	8,245,492		10,952,135		92,760
Short-term borrowings	1,689,504		1,497,468		12,683
Time and other deposits received	338,925		256,184		2,170

	11,186,588	63.0	13,271,262	62.7	112,402

Trading liabilities:
Securities sold but not yet purchased	2,387,847		3,401,715		28,811
Derivative contracts	305,899		487,005		4,125

	2,693,746	15.2	3,888,720	18.4	32,936

Other liabilities:
Accrued income taxes	50,920		28,608		242
Accrued pension and severance costs	56,109		86,582		733
Other	411,127		296,509		2,511

	518,156	2.9	411,699	1.9	3,486

Long-term borrowings	1,754,854	9.9	1,955,437	9.2	16,562

Total liabilities	16,153,344	91.0	19,527,118	92.2	165,386

Commitments and contingencies (Note 15)
Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2002 and 2003	182,800	1.0	182,800	0.9	1,548
Additional paid-in capital	150,979	0.9	151,328	0.7	1,282
Retained earnings	1,316,221	7.4	1,407,028	6.6	11,917

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment	(24,972)		(41,558)		(352)
Cumulative translation adjustments	(19,685)		(22,329)		(189)

	(44,657)	(0.3)	(63,887)	(0.3)	(541)

	1,605,343	9.0	1,677,269	7.9	14,206
Less—Common stock held in treasury, at cost—246,075 shares and 25,556,340 shares at March 31, 2002 and 2003, respectively	(414)	(0.0)	(34,941)	(0.1)	(296)

Total shareholders’ equity	1,604,929	9.0	1,642,328	7.8	13,910

Total liabilities and shareholders’ equity	¥17,758,273	100.0	¥21,169,446	100.0	$179,296

Note:

(1)	As % of total liabilities and shareholders’ equity

NOMURA HOLDINGS, INC.

2.    CONSOLIDATED INCOME STATEMENTS

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2002	%(1)	2003	%(1)	2003
Revenue:
Commissions	¥140,001		¥141,640		$1,200
Fees from investment banking	75,255		81,847		693
Asset management and portfolio service fees	109,985		79,290		672
Net gain on trading	162,228		172,308		1,459
Interest and dividends	500,541		401,924		3,404
Loss on investments in equity securities	(55,860)		(41,288)		(350)
Gain from changes in equity of an affiliated company	3,504		—		—
PFG entities product sales	294,931		—		—
PFG entities rental income	177,053		—		—
Gain on sales of PFG entities	116,324		—		—
Gain (loss) on private equity investments	232,472		(14,391)		(122)
Other	68,965		19,589		166

Total revenue	1,825,399	100.0	840,919	100.0	7,122
Interest expense	504,048	27.6	274,645	32.7	2,326

Net revenue	1,321,351	72.4	566,274	67.3	4,796

Non-interest expenses:
Compensation and benefits	379,540		244,167		2,068
Commissions and floor brokerage	20,962		20,844		177
Information processing and communications	87,252		77,389		655
Occupancy and related depreciation	73,787		57,152		484
Business development expenses	26,652		24,361		206
PFG entities cost of goods sold	200,871		—		—
PFG entities expenses associated with rental income	111,529		—		—
Other	247,786		94,952		804

	1,148,379	62.9	518,865	61.7	4,394

Income before income taxes and cumulative effect of accounting change	172,972	9.5	47,409	5.6	402

Income tax expense (benefit):
Current	61,898		25,519		216
Deferred	(56,972)		11,776		100

	4,926	0.3	37,295	4.4	316

Income before cumulative effect of accounting change	168,046	9.2	10,114	1.2	86
Cumulative effect of accounting change	—		109,799	13.1	930

Net income	¥168,046	9.2	¥119,913	14.3	$1,016

	Yen				Translation into U.S. dollars
Per share of common stock:
Basic—
Income before cumulative effect of accounting change	¥85.57		¥5.17		$0.04
Cumulative effect of accounting change	—		56.09		0.48

Net income	¥85.57		¥61.26		$0.52

Diluted—
Income before cumulative effect of accounting change	¥85.32		¥5.17		$0.04
Cumulative effect of accounting change	—		56.09		0.48

Net income	¥85.32		¥61.26		$0.52

Note:

(1)	As % of total revenue

NOMURA HOLDINGS, INC.

3.    CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Common Stock
Balance at beginning of year	¥182,797	¥182,800	$1,548
Exercise of warrants	3	—	—

Balance at end of year	¥182,800	¥182,800	$1,548

Additional paid-in capital
Balance at beginning of year	¥146,133	¥150,979	$1,279
Issuance of common stock options	—	349	3
Common stock issued for business combinations	4,843	—	—
Exercise of warrants	3	—	—

Balance at end of year	¥150,979	¥151,328	$1,282

Retained earnings
Balance at beginning of year	¥1,177,660	¥1,316,221	$11,148
Net income	168,046	119,913	1,016
Cash dividends	(29,485)	(29,106)	(247)

Balance at end of year	¥1,316,221	¥1,407,028	$11,917

Accumulated comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(19,083)	¥(24,972)	$(212)
Net change during the year	(5,889)	(16,586)	(140)

Balance at end of year	¥(24,972)	¥(41,558)	$(352)

Cumulative translation adjustments
Balance at beginning of year	¥(51,021)	¥(19,685)	$(167)
Transfer to income statement on sales and contribution of PFG entities	2,627	—	—
Other change during the year, net	28,709	(2,644)	(22)

Balance at end of year	¥(19,685)	¥(22,329)	$(189)

Common stock held in treasury
Balance at beginning of year	¥(58)	¥(414)	$(4)
Repurchase of common stock	—	(34,527)	(292)
Sale of common stock	387	—	—
Other net change in treasury stock	(743)	—	—

Balance at end of year	¥(414)	¥(34,941)	$(296)

Number of shares issued
Balance at beginning of year	1,962,977,841	1,965,919,860
Common stock issued for business acquisitions	2,939,416	—
Exercise of warrants	2,603	—

Balance at end of year	1,965,919,860	1,965,919,860

NOMURA HOLDINGS, INC.

4.    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Net income	¥168,046	¥119,913	$1,016
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax:	31,336	(2,644)	(22)
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	(10,154)	(27,460)	(233)
Deferred income taxes	4,265	10,874	92

Total	(5,889)	(16,586)	(141)

Total other comprehensive (loss) income	25,447	(19,230)	(163)

Comprehensive income	¥193,493	¥100,683	$853

NOMURA HOLDINGS, INC.

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Cash flows from operating activities:
Net income	¥168,046	¥119,913	$1,016
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	—	(109,799)	(930)
Depreciation and amortization	70,042	31,249	265
Loss on investments in equity securities	55,860	41,288	350
Gain from changes in equity of an affiliated company	(3,504)	—	—
Loss (gain) on sales of office buildings, land, equipment and facilities	(17,087)	467	4
Loss on devaluation of office buildings, land, equipment and facilities	20,180	3,175	27
Amortization of goodwill (negative goodwill)	(3,889)	—	—
Provision for (reversal of) allowance for doubtful accounts	5,002	(3,661)	(31)
Gain on sales of PFG entities	(116,324)	—	—
Loss (gain) on private equity investments	(232,472)	14,391	122
Deferred income tax expense (benefit)	(56,972)	11,776	100
Changes in operating assets and liabilities:
Time deposits	(97,592)	(36,585)	(310)
Deposits with stock exchanges and other segregated cash	10,695	(6,271)	(53)
Trading assets and private equity investments	(854,907)	(1,182,091)	(10,012)
Trading liabilities	(264,355)	1,242,333	10,522
Receivables under resale agreements and securities borrowed transactions	(379,434)	(2,315,743)	(19,614)
Payables under repurchase agreements and securities loaned transactions	363,754	3,236,698	27,413
Loans and receivables, net of allowance	(107,129)	(590,802)	(5,004)
Time and other deposits received and other payables	3,326	(477,756)	(4,046)
Accrued income taxes, net	6,058	(31,738)	(269)
Other, net	127,318	87,269	739

Net cash provided by (used in) operating activities	(1,303,384)	34,113	289

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(92,168)	(45,235)	(383)
Proceeds from sales of office buildings, land, equipment and facilities	25,762	690	6
Payments for purchases of investments in equity securities	(3,017)	(10,299)	(87)
Proceeds from sales of investments in equity securities	36,621	30,067	254
Business combinations, net of cash acquired	(258,987)	—	—
Cash contributed to private equity investments	(95,720)	—	—
Proceeds from sales of PFG entities	129,469	—	—
(Increase) decrease in non-trading debt securities	178,869	152,209	1,289
(Increase) decrease in other investments and other assets	26,989	6,621	56

Net cash (used in) provided by investing activities	(52,182)	134,053	1,135

Cash flows from financing activities:
Increase in long-term borrowings	1,499,309	654,407	5,543
Decrease in long-term borrowings	(966,131)	(324,232)	(2,746)
(Decrease) increase in short-term borrowings, net	696,681	(290,775)	(2,463)
Payments for repurchases of common stock	—	(34,527)	(292)
Payments for cash dividends	(34,352)	(29,485)	(250)

Net cash (used in) provided by financing activities	1,195,507	(24,612)	(208)

Effect of exchange rate changes on cash and cash equivalents	13,018	(8,952)	(76)

Net increase (decrease) in cash and cash equivalents	(147,041)	134,602	1,140
Cash and cash equivalents at beginning of the year	503,676	356,635	3,021

Cash and cash equivalents at end of the year	¥356,635	¥491,237	$4,161

Supplemental information on cash flows (see also Note 3):
Cash paid during the year for—
Interest	¥460,538	¥253,098	$2,144

Income tax payments, net	¥65,335	¥57,257	$485

Non cash investing activities—
Common stock issued for business acquisitions	¥4,843	¥—	$—

NOMURA HOLDINGS, INC.

6.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting procedures:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with Securities Exchange Act of 1934.

Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2003 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“US GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities

Under US GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statements. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, compared to Japanese GAAP, there exist the differences, which have a negative impact of ¥43,017 million on income before income taxes.

Unrealized gains and losses on non-trading debt securities

Under US GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statements. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit

Under US GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at beginning of year exceeds the “Corridor” which is defined as a 10% of larger of projected benefit obligation or fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under US GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill

Under US GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years. Under US GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, compared to Japanese GAAP, there exist the differences, which have a negative impact of ¥27,228 million on income before income taxes.

Appropriations of retained earnings

Under US GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements for the period to which they relate. Also, under US GAAP, bonuses to directors are charged to income. Under Japanese GAAP, a company may select accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements for the period to which they relate or in a subsequent period when shareholders’ approval for the appropriations have been obtained.

Changes in the fair value of derivative contracts

Under US GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purpose are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases

Under US GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”.

Nomura’s business segments are structured based on its management structure, the nature of products and services and its customer base. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Nomura’s Domestic Retail business, Nomura receives commissions and fees from investment consultation services which it provides mainly to individual customers in Japan. Additionally, Nomura receives operational fees from asset management companies in connection with the administration services of investment trust certificates that it distributes. Nomura also receives agent commissions from insurance companies for the variable annuity insurance products it sells as an agent. In Nomura’s Global Wholesale business, Nomura earns fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to institutional customers globally. In Nomura’s sales and trading activities, Nomura facilitates customer transactions and trades for its own account by market-making and trading fixed income and equity securities. Nomura also provides a broad range of investment banking services, including underwriting and financial advisory services. Also, Nomura conducts proprietary transactions, including arbitrage and principal finance transactions. In Nomura’s Asset Management business, Nomura develops and manages investment trusts and earns management fees for the portfolio management of investment trusts. Nomura also provides investment advisory services for pension funds and other institutional customers. Additionally, in the defined contribution business, Nomura receives commissions as a defined contribution pension plan administrator.

On October 1, 2001, the Company adopted a holding company structure, via a corporation separation. Such restructuring had been approved at the annual meeting of shareholders on June 28, 2001. This was effected through The Nomura Securities Co., Ltd. changing its name to Nomura Holdings, Inc. and becoming a holding company. At the same time, its wholly-owned subsidiary, Nomura Securities Spin-off Preparation Company, Limited changed its name to Nomura Securities Co., Ltd. and assumed the operations of the registered securities company. The consolidated financial statements have been presented on this basis.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its majority-owned subsidiaries. A controlling financial interest can also exist in entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities (“VIEs”). The Company consolidates VIEs created after January 31, 2003 where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“US GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc. In addition, the consolidated financial statements include the accounts of the investee companies (“PFG entities”) of the Principal Finance Group (“PFG”) through March 27, 2002, the date Nomura ceased to control or have significant influence over such entities. The Company consolidated the PFG entities through March 27, 2002 because it had a controlling financial interest in the PFG entities up to that date.

All material intercompany transactions and balances have been eliminated on consolidation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Nomura had been actively involved in the private equity business, through its UK based PFG. As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I “), a limited partnership which is engaged in the private equity business. As a result of Nomura’s contribution of its investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed control of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. Accordingly, Nomura ceased consolidating the investments at that time. Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of Nomura to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its investments managed and controlled by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with accounting practices for broker-dealers.

As stated above, Terra Firma investments are carried at fair value. Corresponding changes in the fair value of these investments are included in gains/losses on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.

Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding and refurbishment and head office costs.

Availability and cost of finance.

Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The estimated fair value of Terra Firma investments was ¥265,714 million and ¥265,742 million ($2,251 million) at March 31, 2002 and 2003, respectively. Of this, the respective percentages at March 31, 2002 and 2003 are 47% and 64% for Real Estate, 9% and 6% for the Services Sector and the remaining balance of 44% and 30% is in Consumer Businesses, which includes Retail, Consumer Finance and Hotels.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, occurring after March 31, 2001, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with its securitization activities, Nomura utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

Nomura has historically used special purpose entities, or SPE vehicles, as conduits, and has generally not retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral and other credit enhancements to receive at least an A-1 or P-1 rating. Nomura may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within Nomura’s balance sheet. Nomura records its securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

PFG entities revenue—

Product sales revenue, representing sales of beer, wine and spirits, and consumer electronics, was recognized upon the exchange of merchandise with customers or upon delivery of beer to pubs. Rental income

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under operating leases for tenanted pubs and residential properties was recognized over the lease term, generally on a straight-line basis. Rental income under operating leases for consumer electronics was recognized when earned under the terms of rental agreements, generally on a straight-line basis.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated income statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

In June 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS No. 138 was effective concurrently with SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB statement No. 133” that deferred the effective date of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” to fiscal years beginning after June 15, 2000. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. These statements require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. Nomura adopted these statements on April 1, 2001.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable from customers and from other than customers. Loans receivable from customers consist of commercial loans and margin transaction loans. Loans receivable from other than customers mainly represent loans receivable from institutional counterparties in the money markets used for short-term financing.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for loan losses on loans for margin transactions and loans receivable from other than customers are provided for based primarily on historical loss experience.

Allowances for loan losses on commercial loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥23,381 million and ¥25,570 million ($217 million), and is included in Occupancy and related depreciation in the amount of ¥5,732 million and ¥5,678 million ($48 million) for the years ended March 31, 2002 and 2003, respectively.

PFG entities land, buildings, equipment and furniture and fixtures—

Land, buildings, equipment and furniture and fixtures are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged to income as incurred.

Depreciation starts when assets are placed in service, or upon installation for equipment rented in merchandise operations. Depreciation is computed to residual value using the straight-line method over the assets’ estimated useful lives. The estimated useful lives are as follows:

Buildings	25 to 50 years
Equipment and furniture and fixtures	3 to 20 years

Depreciation and amortization was included in Occupancy and related depreciation in the amount of ¥3,075 million, and was included in PFG entities expenses associated with rental income in the amount of ¥37,854 million for the years ended March 31, 2002. Because of the restructuring of PFG as of March 27, 2002 as described in Note 2, there are no fixed assets relating to the PFG entities on the consolidated balance sheets at March 31, 2002 and 2003.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura adopted the provisions of SFAS No. 144 on April 1, 2002.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

Nomura recorded non-cash impairment charges of ¥18,341 million and ¥305 million ($3 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2002 and 2003, respectively. These losses are included in consolidated income statements under Non-interest expenses—Other.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥152,553 million and ¥39,824 million at March 31, 2002 and ¥93,176 million ($790 million) and ¥44,908 million ($380 million) at March 31, 2003, respectively.

Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other and such investments are mainly comprised of unlisted equity securities.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Accounting for changes in equity of affiliated companies—

An affiliated company may issue shares to third parties in a public offering at amounts per share that are in excess of or less than Nomura’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year when the change in interest transaction occurs.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

At March 31, 2003, Nomura has two stock-based compensation plans. One commenced in August 2000 and the other commenced in August 2002, both of which are described more fully in Note 10. Prior to April 1, 2002, Nomura accounted for the former plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Compensation cost recognized in the year ended March 31, 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Earnings per share—

The computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that negative goodwill that arises in a business combination completed after June 30, 2001 be written off immediately. SFAS No. 141 also requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill recorded prior to July 1, 2001 was recognized as the excess of acquisition cost over the fair value of net assets acquired and was being amortized over 10 to 20 years on a straight-line basis. The amortization of goodwill is included in Non-interest expenses — Other. Goodwill recorded after June 30, 2001 and, upon adoption of SFAS No. 142, goodwill acquired prior to July 1, 2001 is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

Prior to the year ended March 31, 2003, negative goodwill, which was recognized as the excess of the fair value of net assets acquired over the acquisition cost, was included in Other liabilities — Other on the accompanying balance sheets, and was being amortized over a 10 year period, on a straight-line basis. The amortization of negative goodwill was included in Non-interest expenses — Other. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-offs of negative goodwill arising from a previous business combination of ¥109,799 million ($930 million), net of taxes, as of March 31, 2002.

New accounting pronouncements—

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. The implementation of SFAS No. 146 did not have a material impact on Nomura’s financial condition or results of operations for the year ended March 31, 2003.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003. The implementation of FIN No. 45 did not have a material impact on Nomura’s financial condition or results of operations for the year ended March 31, 2003.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.” FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities (“VIEs”). FIN No. 46 requires the Company to consolidate VIEs if it has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity or both. FIN No. 46 is effective immediately for VIEs created after January 31, 2003. Nomura must apply FIN No. 46 to VIEs created before February 1, 2003 as of the second quarter of Nomura’s fiscal year ending March 31, 2004. Nomura is currently assessing the potential impact of the adoption of FIN No. 46 (see Note 4).

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Nomura is currently assessing the impact of SFAS No. 149 on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Nomura is currently assessing the impact of SFAS No. 150 on the consolidated financial statements.

3.    Business combinations:

Prior to the fiscal year ended March 31, 2000, the Company directly held only 5.0% of the outstanding share capital of Nomura Asset Management Co., Ltd. (NAM), which provides investment management services and manages mutual funds. In March 2000, the Company acquired an additional 68.8% equity interest in NAM from financial institutions and affiliated companies for cash of ¥31,908 million. The acquisition has been accounted for by the purchase method of accounting effective March 31, 2000 and assets acquired and liabilities assumed have been recorded at estimated fair values. However, since the acquisition cost was determined by the valuation method stipulated by the Japanese Inheritance Tax Regulation, which is based on the concept of estimating the per share value by comparing subject companies, there was an excess of fair value over cost of net assets acquired. This excess should reduce proportionately the values assigned to non-current assets except long-term investments in marketable securities. After allocation of the excess to reduce the value of certain non-current assets a balance of excess over cost remained. There were no stated or unstated rights granted by Nomura to any of the parties in the NAM share purchase transaction, nor were there any obligations incurred by Nomura, other than what was recognized in the NAM business combination transaction.

The remaining excess of acquired net assets at their estimated fair value over acquisition cost was ¥105,767 million and was recorded as negative goodwill, which was being amortized into income over 10 years on a straight-line basis from the year ended March 31, 2001. In addition, during the first half of the year ended March 31, 2001, the Company acquired an additional 17.9% of equity interest in NAM from financial institutions for cash consideration of ¥11,872 million and recorded the excess of acquired net assets at their estimated fair value over acquisition cost in the amount of ¥23,974 million as additional negative goodwill.

During the year ended March 31, 2002, the Company acquired an additional 8.2% of equity interest in NAM from financial institutions in exchange for 2,939,416 shares of the Company’s common stock and ¥4,915 million in cash consideration, and recorded additional negative goodwill of ¥6,323 million.

The unamortized balance of negative goodwill was ¥109,799 million, which was included in Other liabilities—Other, and accumulated amortization was ¥26,264 million at March 31, 2002.

In June 2001, FASB issued SFAS No. 141, “Business Combinations.” As a result, Nomura wrote off negative goodwill arising from a previous business combination upon adoption of SFAS No. 142 and recorded,

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as Cumulative effect of accounting change, a gain of ¥109,799 million ($930 million) for the year ended March 31, 2003.

During the two-year period ended March 31, 2001, PFG acquired seven businesses (collectively, the “Acquired Entities”) in separate transactions accounted for as purchase business combinations. These acquisitions were not significant individually. Aggregate cash consideration paid for the Acquired Entities was ¥196,736 million and the excess of acquisition cost over acquired net assets at their fair value in the amount of ¥72,690 million had been recorded as goodwill.

In July 2001, PFG acquired an effective 59% equity interest in Meridien Capital Limited (“Meridien”). Cash consideration paid, net of cash acquired, was ¥270,629 million. The results of Meridien’s operations have been included in the consolidated financial statements from the date of acquisition to March 27, 2002, the date Nomura ceased to control Meridien.

In February and March 2002, Nomura sold certain PFG investments in the U.K. pub business totaling 5,400 pubs for ¥176,493 million. The sale of these businesses resulted in a realized gain on disposal of ¥116,324 million, net of transaction expenses.

As discussed in Note 2, Nomura restructured its interests in the PFG entities as of March 27, 2002. Total assets and liabilities of PFG entities at the time of the restructuring were ¥1,348,195 million and ¥1,629,215 million, respectively. Terra Firma assumed control of these investments, Nomura assuming the role of a passive investor. Nomura ceased consolidating the PFG entities at that time and began accounting for its interests in the Terra Firma investments at fair value in accordance with the accounting practices for broker-dealers and included this investment in Private equity investments in the consolidated balance sheets. This accounting treatment is effective only for periods on and after March 27, 2002. Thus, operating results for the year ended March 31, 2003 was not be directly comparable to prior years regarding the PFG entities.

Nomura recognized revenue amounting to ¥232,472 million through the deconsolidation of the PFG entities during the fiscal year ended March 31, 2002. This gain was as a result of the March 31, 2002 estimated fair value exceeding the carrying value of the investment. The carrying value was the cost of the investment less book losses incurred during the period of ownership. In other words, the 2002 gain is primarily the reversal of losses that had previously been consolidated. The fair value of the investments in the PFG entities was derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists as discussed in Note 2. As of March 31, 2003, the estimated aggregate fair value of its interests in Terra Firma investments was ¥265,742 million ($2,251 million).

The following summarized unaudited pro forma financial information assumes the acquisition of NAM shares during the year ended March 31, 2001 had occurred on April 1, 1999, the acquisition of NAM shares during the year ended March 31, 2002 had occurred on April 1, 2000, the acquisitions of the seven PFG businesses stated above had occurred on April 1, 1999, and the acquisition of Meridien had occurred on April 1, 2000.

Millions of yen
Year ended March 31 2002
Total revenue	¥1,873,805
Net income	159,316

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Yen
Year ended March 31
2002
Net income per share—basic	¥81.12
—diluted	80.75

The following table presents a reconciliation of reported net income and earnings per share (“EPS”) to the amounts adjusted for the exclusion of goodwill amortization and negative goodwill amortization. Goodwill is not deductible for tax purposes.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2002	2003	2003
Net income:
Net income, as reported	¥168,046	¥119,913	$1,016
Exclusion: Goodwill and Negative goodwill amortization	(2,380)	(109,799)	(930)

Net income, as adjusted	¥165,666	¥10,114	$86

Basic EPS:
Net income, as reported	¥85.57	¥61.26	$0.52
Exclusion: Goodwill and Negative goodwill amortization	(1.21)	(56.09)	(0.48)

Net income, as adjusted	¥84.36	¥5.17	$0.04

Diluted EPS:
Net income, as reported	¥85.32	¥61.26	$0.52
Exclusion: Goodwill and Negative goodwill amortization	(1.21)	(56.09)	(0.48)

Net income, as adjusted	¥84.11	¥5.17	$0.04

4.    Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading purposes and, where needed, non-trading activities.

Risk management—

Nomura is subject to various risks. These risks include market, credit, event, market liquidity, operational, system and legal risks. The process of managing those risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. Nomura recognizes the importance of identifying, evaluating, monitoring and managing its risk profile.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. Nomura is exposed to this type of risk primarily in connection with its trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. Nomura also uses credit derivatives to reduce its exposure or hedge its credit risk with respect to issuers. Its regional credit officers monitor, on a daily basis, all credit risk and limits, and communicate credit information and concerns to its global risk management headquarters in Tokyo.

Nomura measures its credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through its global risk management unit in Tokyo.

Nomura enters into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements, called master netting agreements, with many of its derivative counterparties. Master netting agreements provide protection to reduce the risks of counterparty default and, in some cases, offset its consolidated balance sheet exposure with the same counterparty, which provides a more meaningful presentation of its balance sheet credit exposure.

In addition, to reduce default risk, Nomura requires collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities, when necessary.

Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including those classified as Securities pledged as collateral, represented 15.8% and 18.1% of Nomura’s total assets as of March 31, 2002 and 2003, respectively.

Event Risk

Event risk refers to the potential loss in value that Nomura may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, Nomura’s global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which Nomura conducts business and report them to its senior management on a weekly basis. Nomura also monitors event risk associated with the possible failure of expected mergers and acquisitions and other corporate transactions with respect to which Nomura has made strategic investments in parties involved in these transactions.

Through its Merchant Banking activities, Nomura has significant exposure to private equity investments. By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, Nomura’s exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, a market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity investments, and therefore Nomura believes it is appropriate to characterize private equity risk as event risk.

Nomura has developed modeling techniques to help it quantify the scale of its private equity risk and to allow it to calibrate these risks to the same confidence level that Nomura applies to other trading activities. These techniques allow it to reflect the high levels of specific risk attached to private equity investments and the unusual statistical characteristics of early stage corporate finance portfolios.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Market liquidity Risk

Market liquidity risk refers to the additional risk that Nomura faces when it has large positions which cannot be disposed of in the course of normal market trading turnover. The longer Nomura is exposed to these large positions, the greater the risk it faces from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” (unaudited) under Item 5.B. of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by Nomura’s executives and employees, or failure or malfunction of its system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of its operations for efficiency purposes, reduction of operational risk has become increasingly essential. Nomura manages its operational risk primarily by periodic evaluation and enhancement as necessary of its internal controls.

System Risk

System risk is a type of operational risk. It is defined as risk in which Nomura suffers damages due to system defects, such as the shutdown or malfunction of computer systems. System risk also includes the risk that Nomura may suffer damages due to unauthorized uses of computers.

In order to deal with system risk, Nomura has internal regulations on information security management that set out its security policy. Nomura makes it a first priority to make these regulations well known and understood by its employees, including the importance of compliance. Also, users in Nomura and developers such as Nomura Research Institute cooperate in developing new systems since the early stage of the development, and Nomura aims to structure these systems that operate in line with its actual business operations. Users in Nomura participate in comprehensive tests at the time of releasing important systems. Nomura endeavors to mitigate system risk through appropriate inspections. Furthermore, for important systems, Nomura has a surveillance system which operates 24 hours a day, 365 days a year, and Nomura implements early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where Nomura conducts business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. Nomura manages its legal risk primarily at the level of its regional operations. The Company has an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout the Nomura Group and enhancing its internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of the Executive Officers and non-executive Directors. In addition, for its Japanese securities operations, the Compliance Committee in Nomura Securities Co., Ltd., which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities Co., Ltd., as well as two outside lawyers, considers major compliance matters. As part of its efforts to address legal risks for its global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are classified as Securities pledged as collateral of ¥2,964 billion and ¥3,360 billion ($28 billion) on the consolidated balance sheets at March 31, 2002 and 2003, respectively.

Securities inventory, including securities pledged as collateral, and securities sold but not yet purchased at March 31, 2002 and 2003 consist of trading securities at fair value classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2002		2003		2003
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Stocks	¥1,239,066	¥756,420	¥1,078,981	¥900,933	$9,139	$7,630
Government and government agency bonds	2,800,983	1,389,674	3,840,167	2,260,809	32,524	19,148
Bank and corporation bonds	1,611,155	178,321	1,972,330	210,933	16,705	1,787
Commercial paper and certificates of deposit	68,171	—	34,012	—	288	—
Options and warrants	75,508	63,432	38,033	27,191	322	230
Mortgage and mortgage-backed securities	784,123	—	1,007,928	1,750	8,536	15
Beneficiary certificates and other	687,487	—	540,749	99	4,580	1

	¥7,266,493	¥2,387,847	¥8,512,200	¥3,401,715	$72,094	$28,811

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities financing transactions

Nomura enters into secured borrowing and lending transactions mainly to meet customers’ needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions at March 31, 2002 and 2003 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Receivables under:
Resale agreements	¥2,885,585	¥4,224,229	$35,777
Securities borrowed transactions	3,794,416	4,378,941	37,088

Total	¥6,680,001	¥8,603,170	$72,865

Payables under:
Repurchase agreements	¥4,456,758	¥7,024,677	$59,496
Securities loaned transactions	3,788,734	3,927,458	33,264

Total	¥8,245,492	¥10,952,135	$92,760

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities.

In many cases, Nomura is permitted to use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances at March 31, 2002 and 2003 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2002	2003	2003
The fair value of securities received as collateral where Nomura is permitted to sell or repledge the securities	¥11,338	¥13,056	$111
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	8,589	9,729	82

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2002 and 2003, securities sold under Gensaki agreements but not yet reacquired amounted to ¥151,860 million and ¥35,000 million ($296 million), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2002 and 2003 approximated the market value of the securities at those dates.

In Japan, there is a market in which participants lend and borrow debt securities without collateral to/from financial institutions under agreements known as lending and borrowing debt securities contracts. Under these

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements, Nomura lends and borrows debt securities without collateral. At March 31, 2002 and 2003, the aggregate contractual amounts of borrowing debt securities contracts without collateral were ¥815,999 million and ¥735,871 million ($6,232 million), respectively. There were no lending securities contracts without collateral at March 31, 2002 or 2003.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Financial instruments pledged without the right to sell or repledge as collateral

Securities and loans receivables from customers owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2002 and 2003, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Trading assets:
Stocks	¥4,429	¥3,531	$30
Government and government agency bonds	672,090	365,585	3,096
Bank and corporation bonds	487,119	1,032,807	8,747
Warrants	6,224	172	2
Mortgage and mortgage-backed securities	657,452	842,561	7,136

	¥1,827,314	¥2,244,656	$19,011

Loans receivables and Investments:
Loans receivable from customers	¥—	¥43,367	$367
Non-trading debt securities	117,543	50,483	428

	¥117,543	¥93,850	$795

Securitization—

Nomura utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgage loans, and government and corporate bonds. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

As stated above, Nomura has historically used special purpose entities, or SPEs vehicles, as a conduit and has not generally retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by conduits is supported with sufficient collateral and other credit enhancements to receive at least an A-1 or P-1 rating. Nomura may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within Nomura’s balance sheet. Nomura records its securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2003, Nomura securitized ¥110,123 million ($933 million) of financial assets. In addition, Nomura received ¥44,842 million ($380 million) from securitization trusts and paid ¥37,669 million ($319 million) to securitization trusts. At March 31, 2003, Nomura held ¥4,719 million ($40 million) of retained interests in transferred assets.

Variable Interest Entities (VIEs)—

In January 2003, the FASB released FIN No. 46, which clarifies when an enterprise should consolidate an entity that meets the definition of a VIE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN No. 46 requires that an enterprise shall consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. FIN No. 46 is effective immediately for newly created VIEs after January 31, 2003. The effective date for VIEs that existed before February 1, 2003 is July 1, 2003.

With respect to certain VIEs created before February 1, 2003, Nomura believes that it is reasonably possible that it will either be required to disclose additional information about such entities in which it holds a significant variable interest or of which it will be the primary beneficiary as of July 1, 2003. At March 31, 2003, in connection with its Global Wholesale business, the aggregate size of these entities in which Nomura’s interest is either significant or of which Nomura could be deemed to be the primary beneficiary was ¥818 billion ($7 billion), of which ¥271 billion ($2 billion) is already recorded on the consolidated balance sheet at that date. Nomura’s variable interests associated with these entities, primarily the Terra Firma investments, financial asset-backed securitizations, credit-linked notes, and collateralized debt and loan obligation entities, are ¥271 billion ($2 billion), which represents Nomura’s maximum exposure to loss at March 31, 2003. Nomura’s variable interests of ¥271 billion ($2 billion) are already recorded on the consolidated balance sheet at that date.

It is reasonably possible, that as a result of consolidating certain entities, that are not currently consolidated, FIN No. 46 could have a material impact on Nomura’s consolidated financial statements in the future, although adopting FIN No. 46 will not materially change Nomura’s economic exposure with respect to these entities. This is especially true for the Terra Firma investments; should Nomura conclude that FIN No. 46 applies to these investments and that either all, or some, require re-consolidation. (See Note 3 for the impact of de-consolidation in March 2002.)

Nomura purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of its Global Wholesale business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the variable interests referred to above may not be held by Nomura at March 31, 2004.

Derivatives utilized for trading purposes—

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instruments transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot, and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. The application of the FASB staff’s view did not materially affect Nomura’s consolidated financial statements for the year ended March 31, 2003.

The table below discloses the fair values at March 31, 2002 and 2003 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Trading Assets:
Foreign exchange forwards	¥23,589	¥16,558	$140
FRA(1) and other OTC(2) forwards	1,458	296	3
Swap agreements	175,009	410,912	3,480
Options other than securities options—purchased	93,210	75,651	641

Sub-total	293,266	503,417	4,264
Securities options—purchased(3)	31,009	37,704	319

Total	¥324,275	¥541,121	$4,583

Trading Liabilities:
Foreign exchange forwards	¥20,164	¥16,999	$144
FRA and other OTC forwards	1,108	8	0
Swap agreements	215,231	443,408	3,756
Options other than securities options—written	69,396	26,590	225

Sub-total	305,899	487,005	4,125
Securities options—written(3)	19,070	26,900	228

Total	¥324,969	¥513,905	$4,353

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Merchant Banking-including units managing principal finance business and some other private equity business	¥(6,828)	¥2,779	$23
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	113,036	35,919	304
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	56,020	133,610	1,132

	¥162,228	¥172,308	$1,459

Non-trading activities—

Nomura’s non-trading activities consist primarily of investments in equity securities for Nomura’s operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consist of accounts other than Trading assets and private equity investments, Trading liabilities and trading balances of bonds and notes issued contained in Long-term borrowings which are shown in Note 7.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated fair value of financial instruments—

Nomura’s financial instruments are recorded using several methods, including historical cost, amortized cost or fair value. Specific accounting policies for significant financial instruments are discussed in Note 2.

The estimated fair values of Nomura’s financial instruments are derived using quoted market prices, where available. Because no quoted market prices exist for a significant portion of Nomura’s financial instruments, the fair values of such instruments have been estimated using various valuation techniques that are influenced by numerous subjective assumptions, such as discount rates of future cash flows. It should be noted that different assumptions or estimation methodologies could significantly affect these estimates. Such estimates, therefore, may not be necessarily indicative of the net realizable or liquidation value of these instruments. In addition, the estimated fair values presented are calculated based on market conditions at a specific point in time and may not be reflective of future fair values.

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, receivables under resale agreements and securities borrowed transactions, loans receivable from other than customers, time and other deposits received, payables to customers/other than customers and payables under repurchase agreements and securities loaned transactions. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable from customers approximated carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2002		2003		2003
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥1,755	¥1,784	¥1,955	¥1,979	$17	$17

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

With regard to commitments to extend credit, standby letters of credit and financial guarantees written, the fair values are not material.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2002	2003	2003
Basic—
Income before cumulative effect of accounting change applicable to common stock	¥168,046	¥10,114	$86
Cumulative effect of accounting change applicable to common stock	—	109,799	930

Net income applicable to common stock	¥168,046	¥119,913	$1,016

Weighted average number of shares outstanding (in thousands)	1,963,881	1,957,316

Basic EPS:
Income before cumulative effect of accounting change	¥85.57	¥5.17	$0.04
Cumulative effect of accounting change	—	56.09	0.48

Net income	¥85.57	¥61.26	$0.52

Diluted—
Income before cumulative effect of accounting change applicable to common stock	¥168,324	¥10,114	$86
Cumulative effect of accounting change applicable to common stock	—	109,799	930

Net income applicable to common stock	¥168,324	¥119,913	$1,016

Weighted average number of shares outstanding used in diluted EPS computations (in thousands)	1,972,903	1,957,316

Diluted EPS:
Income before cumulative effect of accounting change	¥85.32	¥5.17	$0.04
Cumulative effect of accounting change	—	56.09	0.48

Net income	¥85.32	¥61.26	$0.52

There were warrants to purchase 1,041 thousand shares of common stock at March 31, 2002, and warrants and options to purchase 3,230 thousand common shares, at March 31, 2003, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Receivables from and payables to customers and other:

Loans receivable from customers consist of loans for margin transactions and commercial loans. The former, which amounts to ¥82,152 million and ¥47,243 million ($400 million) at March 31, 2002 and 2003, respectively, is collateralized by customers’ securities and is also secured by customers’ deposits of securities. Commercial loans, which amount to ¥139,303 million and ¥210,011 million ($1,779 million) at March 31, 2002 and 2003, respectively, are provided by the lending operations of subsidiaries.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥157,724 million and ¥150,357 million ($1,273 million) are included in Payables to customers at March 31, 2002 and 2003, respectively.

Loans receivable from other than customers mainly consist of loans receivable from institutional counterparties in the money markets used for short-term financing.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2002 and 2003 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Balance at beginning of year	¥(26,529)	¥(18,410)	$(156)
Additions:
Charged to costs and expenses	(5,002)	—	—
Deductions:
Reversal of allowance for doubtful accounts	—	3,661	31
Charge-offs	6,078	650	6
Other:
Contribution of PFG entities	8,461	—	—
Other—net	(1,418)	(1,060)	(9)

Balance at end of year	¥(18,410)	¥(15,159)	$(128)

7.    Borrowings:

Borrowings of Nomura at March 31, 2002 and 2003 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Short-term borrowings:
Bank loans	¥238,291	¥85,460	$724
Loans from financial institutions other than banks	845,093	846,924	7,173
Commercial paper	388,000	251,151	2,127
Current portion of long-term borrowings	218,120	313,933	2,659

Total	¥1,689,504	¥1,497,468	$12,683

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Long-term borrowings:
Long-term bank loans	¥380,313	¥492,020	$4,167
Funding balances of bonds and notes issued:
Fixed-rate obligations:	413,484	503,874	4,267
Japanese yen denominated(1)	413,484	503,874	4,267
Variable-rate obligations:	46,460	45,319	384
Japanese yen denominated	33,131	33,826	287
Non-Japanese yen denominated	13,329	11,493	97
Medium-term notes:	955,570	1,040,278	8,811
Japanese yen denominated	718,094	791,245	6,702
Non-Japanese yen denominated	237,476	249,033	2,109

	1,415,514	1,589,471	13,462
Trading balances of bonds and notes issued	177,147	187,879	1,592

	1,972,974	2,269,370	19,221
Less-Portion due within one year	218,120	313,933	2,659

Total	¥1,754,854	¥1,955,437	$16,562

(1)	Convertible bonds and warrants included in “Fixed-rate obligations: Japanese yen denominated” are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
1.4% convertible at ¥4,308.60 per share—due 2003	¥28,641	¥—	$—
1.01% warrant at ¥2,305.00 per share—due 2005	2,631	2,631	22

At March 31, 2003, fixed-rate obligations are due between 2004 and 2014 at interest rates ranging from 0.40% to 4.15%. Variable-rate obligations, which are generally based on LIBOR, are due between 2004 and 2015 at interest rates ranging from 0.12% to 2.08%. Medium-term notes are due between 2004 and 2033 at interest rates ranging from 0.0% to 10.56%.

Bond agreements for convertible yen bonds issued by the Company stipulate, among other things, that, at the option of the Company, the bonds are redeemable in whole or in part at specified prices or they may be repurchased.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the holder at specified dates prior to maturity.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations through such swap agreements.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2002 and 2003 were as follows:

	March 31
	2002	2003
Short-term borrowings	0.49%	0.39%
Long-term borrowings	2.43%	0.43%
Fixed-rate obligations	1.55%	0.62%
Variable-rate obligations	1.02%	0.64%
Medium-term notes	3.55%	0.23%

Trading balances

These balances represent bonds and notes issued by special purpose entities. These bonds and notes were not issued for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of such bonds and notes to investors. Such bonds and notes are secured by or referenced to certain assets held by the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. These assets are included in the consolidated balance sheets as Securities inventory.

The aggregate annual maturities of long-term borrowings as of March 31, 2003 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2004	¥313,933	$2,659
2005	220,113	1,864
2006	213,025	1,804
2007	176,283	1,493
2008	224,411	1,901
2009 and thereafter	1,121,605	9,500

	¥2,269,370	$19,221

Borrowing facilities

At March 31, 2002 and 2003, Nomura had unused committed lines of credit amounting to ¥904,491 million and ¥921,385 million ($7,804 million), respectively.

8.    Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2002 and 2003, the carrying value of assets pledged, except for those disclosed in Note 4, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Trading securities	¥776,595	¥773,267	$6,549
Non-trading debt securities	13,203	—	—
Land and buildings	8,656	8,606	73

	¥798,454	¥781,873	$6,622

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets in the above table were mainly pledged to financial institutions for loan payable and derivative transactions.

In addition, Nomura repledged ¥335,511 million and ¥168,472 million ($1,427 million) of securities borrowed at March 31, 2002 and 2003 as collateral for bank loans and other loans.

9.    Lump-sum severance indemnities, pension plans and postretirement health care plans:

Employees of the Company and subsidiaries in Japan (“the Japanese entities”) who terminate employment are usually entitled to lump-sum severance indemnities or pension payments, as described below.

The unfunded retirement plans generally provide lump-sum severance indemnities for employees in the Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to office regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions based on benefits payable under the pension plans described below.

Some Japanese entities also have non-contributory defined benefit pension plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to office regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in April 2002 and December 2002.

PFG entities operate a number of defined benefit and defined contribution plans throughout the world, which are financed according to local practice. The majority of PFG entities’ defined benefit pension benefits are provided for its employees and former employees in the UK, Norway, Sweden and Germany. In addition, retirement indemnities are provided for employees in France. Pension benefits provided for other overseas participants are, in general, either government-provided or defined contribution. Because of the restructuring of PFG as of March 27, 2002 as described in Note 2, there are no pension obligations related to the PFG entities’ plans on the consolidated balance sheets at March 31, 2002 and 2003.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the status of certain Japanese entities’ unfunded retirement plans and defined benefit pension plans and the amounts recorded in the consolidated balance sheets for the year ended March 31, 2002 and 2003:

Japanese plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥(178,659)	¥(185,410)	$(1,570)
Service cost	(7,109)	(7,270)	(61)
Interest cost	(4,255)	(4,241)	(36)
Actuarial gains and losses	(3,051)	(9,842)	(83)
Acquisition and other	(7)	(64)	(1)
Benefits paid	7,671	8,780	74

Benefit obligation at end of year	(185,410)	(198,047)	(1,677)

Change in plan assets:
Fair value of plan assets at beginning of year	117,029	111,080	941
Actual return on plan assets	(6,154)	(13,512)	(114)
Employer contribution	5,525	5,474	46
Benefits paid	(5,320)	(6,063)	(52)

Fair value of plan assets at end of year	111,080	96,979	821

Funded status	(74,330)	(101,068)	(856)
Unrecognized net assets at transition	(841)	(417)	(4)
Unrecognized net actuarial loss	66,781	89,323	757
Unrecognized prior service cost	1,189	833	7

Net accrued pension liabilities	(7,201)	(11,329)	(96)

Intangible asset	(2,710)	(1,595)	(14)
Minimum pension liability adjustment	(46,198)	(68,168)	(577)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(56,109)	¥(81,092)	$(687)

The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds the plan assets. This liability has been recorded as accrued pension and severance costs with an offsetting intangible asset. Because the asset recognized may not exceed the amount of unrecognized prior service cost and transition obligation, the amount of the intangible asset recognized in excess of the amount of unrecognized prior service cost and transition obligation, net of tax benefits, is reported as a separate reduction of shareholders’ equity at March 31, 2002 and 2003, respectively.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate benefit obligation of Japanese plans for those plans where the accumulated benefit obligation exceeded the fair value of plan assets at March 31, 2002 and 2003 was as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Accumulated benefit obligation	¥167,188	¥178,071	$1,508

Assets of the plans are administered by several independent financial institutions and are invested principally in fixed income and equity securities. Certain Japanese entities’ policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.

The weighted-average assumptions at the latest actuarial valuation date used in determining the present values of the projected benefit obligation as of that date were as follows:

Japanese plans—

	Year ended March 31
	2002	2003
Discount rate	2.3%	2.0%
Rate of increase in compensation levels	4.1%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%

The net pension and severance costs of the benefit plans for the years ended March 31, 2002 and 2003 included the following components:

Japanese plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Service cost	¥7,109	¥7,270	$62
Interest cost	4,255	4,241	36
Expected return on plan assets	(3,111)	(2,910)	(25)
Amortization of net transition assets	(424)	(424)	(4)
Amortization of net actuarial losses	3,044	3,722	32
Amortization of prior service cost	356	356	3

Net periodic pension and severance costs	¥11,229	¥12,255	$104

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PFG entities’ plans—

Millions of yen
Year ended March 31 2002
Service cost	¥2,163
Interest cost	7,293
Expected return on plan assets	(8,816)
Amortization of prior service cost	(55)

Net periodic pension costs	¥585

Curtailment/settlement gain	¥(390)

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Japanese entities contributed ¥176 million and ¥724 million ($6 million) to the defined contribution pension plans for the years ended March 31, 2002 and 2003, respectively.

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which is administered by the Japan Securities Dealers Employees Pension Fund (JSDE Fund) in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001, and paid a special withdrawal charge of ¥18,892 million that was charged to income in September 2001.

Additionally, the Company and certain subsidiaries provide certain health care benefits to both active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”), and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in this Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is administered together with NSHIS and the funded status of this Special Plan is not computed separately since the plan is jointly administered by NSHIS and the national government and, therefore, it is a multi-employer post-retirement plan. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. As multi-employer plans, the net postretirement benefit cost for the year is equivalent to the required contribution for the period.

Amounts charged to expenses and contributed to these plans were ¥5,421 million and ¥4,087 million ($35 million) for the years ended March 31, 2002 and 2003, respectively.

Substantially all overseas subsidiaries, excluding PFG entities, have various local defined contribution pension plans or defined benefit plans covering certain employees. The contributions to the defined contribution pension plans, which are charged to income, are ¥2,631 million and ¥2,407 million ($20 million) for the years ended March 31, 2002 and 2003, respectively. The contribution to the defined benefit pension plans is not material. “An additional minimum liability” amounting to ¥5,490 million ($46 million) has been recognized for one of the defined benefit pension plans in which the accumulated benefit obligation exceeds the plan assets at March 31, 2003.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Stock-based compensation plans:

At March 31, 2003, the Company has two stock-based compensation plans (“Stock Option Plans”). One commenced in August 2000 and the other commenced in August 2002. In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. In August 2002, the Company granted 2,227 stock acquisition rights as stock options for the acquisition of 2.2 million shares to directors, statutory auditors, and certain employees. The options vest two years after the date of grant.

The activity related to these Stock Option Plans for the years ended March 31, 2002 and 2003 are summarized below:

	Options outstanding	Weighted average exercise price	Weighted average remaining life (years)
Outstanding at March 31, 2001	1,133,622	2,305	3.4
Granted	—	—
Exercised	(2,603)	2,305
Repurchased	(89,805)	2,305
Outstanding at March 31, 2002	1,041,214	2,305	2.4
Granted	2,227,000	1,807
Exercised	—	—
Repurchased	(37,744)	2,305
Outstanding at March 31, 2003	3,230,470	1,962	4.8

At March 31, 2002, and 2003, options exercisable were 1,041,214, and 1,003,470, respectively.

The following table details the distribution of stock options at March 31, 2003:

	Options outstanding			Options exercisable
Exercise prices	Options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Options exercisable	Weighted-average exercise price
¥ 2,305	1,003,470	¥2,305	1.4	1,003,470	¥2,305
¥ 1,807	2,227,000	¥1,807	6.3	—	¥—

Total	3,230,470	¥1,962	4.8	1,003,470	¥2,305

Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS 123. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 permits three alternative methods of transition for voluntary change to the fair value-based method of accounting for employee stock-based compensation. The prospective method applies the fair value-based method for stock-based compensation from the first fiscal year of first adoption, the modified prospective method, which recognizes stock-based compensation cost from the first fiscal year of adoption assuming that the fair value based method had been adopted for all stock-based compensation,

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and the retroactive restatement method which restates for all periods from the original effective date of SFAS No. 123. The transition guidance and annual disclosure provision of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

Under the modified prospective method of SFAS 148, compensation cost recognition provisions of SFAS 123 have been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2002	2003	2003
Net income, as reported	¥168,046	¥119,913	$1,016
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	349	3

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(349)	(3)

Pro forma net income	¥168,046	¥119,913	$1,016

Earnings per share:
Basic, as reported	¥85.57	¥61.26	$0.52
Basic, pro forma	¥85.57	¥61.26	$0.52

Diluted, as reported	¥85.32	¥61.26	$0.52
Diluted, pro forma	¥85.32	¥61.26	$0.52

The fair value of options granted during the years ended March 31, 2003 was ¥451($4) per share, respectively, at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

Year ended March 31
2003
Expected dividend yield	0.99%
Expected volatility	43.72%
Risk-free interest rate	0.73%
Expected lives	7 years

Subsequent event

The Company will issue additional stock acquisition rights as stock options (sinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company and its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the annual meeting of shareholders held on June 26, 2003. Pursuant to the approval, the Company will introduce the following two additional types of stock option plans,

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the “Stock Option A plan” and “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. According to the Stock Option B plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be 1 yen per share.

11.    Income taxes:

The components of income tax expense reflected in the consolidated income statements are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Current:
Domestic	¥36,539	¥21,570	$183
Foreign	25,359	3,949	33

	61,898	25,519	216

Deferred:
Domestic	(72,650)	22,367	189
Foreign	15,678	(10,591)	(89)

	(56,972)	11,776	100

Total	¥4,926	¥37,295	$316

The Company and subsidiaries in Japan were subject to a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2002.

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. In addition to the basic corporate tax rate, a 2% surtax will be imposed until the year ending March 31, 2004. As a result, the normal effective statutory tax rate was approximately 44% for the year ended March 31, 2003.

New Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law, which will be effective on April 1, 2004 for the Company and its domestic subsidiaries. This legislation will reduce the domestic effective statutory tax rate to approximately 40%. The lower future effective tax rate decreased existing deferred tax assets, resulting in increasing Income tax expense—Deferred by ¥7,935 million ($67 million) for the year ended March 31, 2003.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated income statements to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2002	2003
Normal effective statutory tax rate	42.0%	44.0%
Impact of:
Change in deferred tax valuation allowance	19.5	12.4
Non-deductible expenses	1.9	6.6
Dividends from subsidiaries	1.3	2.1
Amortization of negative goodwill	(3.2)	—
Contribution of PFG entities	(25.4)	—
Non-taxable revenue	(2.4)	(6.0)
Loss on sale/impairment of investments in subsidiaries and affiliates	(18.2)	—
Tax effect of undistributed earnings of foreign subsidiaries	(0.4)	(7.6)
Different tax rate applicable to income (loss) of foreign subsidiaries	(14.0)	10.3
Effect of revision of future statutory tax rates	—	15.5
Others	1.7	1.4

Effective tax rate	2.8%	78.7%

The net deferred tax assets of ¥132,808 million and ¥112,313 million ($951 million) included in the consolidated balance sheets at March 31, 2002 and 2003, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥24,816 million and ¥4,367 million ($37 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2002 and 2003, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Deferred tax assets
Depreciation and amortization	¥9,107	¥12,335	$104
Valuation of securities and derivatives	99,250	72,058	610
Accrued expenses and provisions	20,234	28,051	238
Operating losses	174,178	131,504	1,114
Accrued severance and pension costs	31,552	38,267	324
Valuation of office buildings and land	14,847	13,908	118
Others	24,848	15,894	135

Gross deferred tax assets	374,016	312,017	2,643
Less — Valuation allowance	(129,153)	(127,747)	(1,082)

Total deferred tax assets	244,863	184,270	1,561

Deferred tax liabilities
Valuation of securities and derivatives	97,551	56,914	482
Undistributed earnings of foreign subsidiaries	5,318	12,982	110
Others	34,002	6,428	55

Total deferred tax liabilities	136,871	76,324	647

Net deferred tax assets	¥107,992	¥107,946	$914

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries management of the Company believes that it is more likely than not that these deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2002 and 2003 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Balance at beginning of year	¥176,837	¥129,153	$1,094
Net change during the year	(47,684)	(1,406)	(12)

Balance at end of year	¥129,153	¥127,747	$1,082

At March 31, 2003, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥49,607 million ($420 million).

At March 31, 2003, Nomura has net operating loss carryforwards, for income tax purposes, of ¥430,612 million ($3,647 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥50,948 million ($431 million), which can be carried forward indefinitely, expire as follows: 2004 through

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008—¥136,117 million ($1,153 million), 2009 and thereafter—¥243,547 million ($2,063 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

12.    Common stock, legal reserve and retained earnings:

In accordance with the provisions of the Commercial Code of Japan, conversions of convertible debt into common stock are accounted for by crediting more than one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The balance of retained earnings at March 31, 2002 and 2003 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders as of March 31, 2003. At March 31, 2003, ¥950,662 million ($8,052 million) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The US GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings includes Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥3,497 million ($30 million) at March 31, 2003.

Dividends declared on common stock were ¥15.0 ($0.13) per share for the years ended March 31, 2002 and 2003, respectively.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2002, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥250 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2003.

Under the repurchase program pursuant to Article 210 of the Commercial Code of Japan, the Company repurchased, as of March 31, 2003, 22 million shares of common stock at a cost of ¥29,290 million ($248 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 755 thousand shares, or ¥1,531 million ($13 million), held by affiliated companies at March 31, 2003.

Subsequent events

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion ($1.3 billion), (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ending March 31, 2004.

The appropriation of retained earnings with respect to the year ended March 31, 2003, which has been incorporated in the accompanying consolidated financial statements, was approved at the annual meeting of shareholders held on June 26, 2003 and has been recorded in the statutory books of account in accordance with the Commercial Code after shareholders’ approval.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Regulatory requirements and dividend limitation:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2002 and 2003, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2002, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥344,442 million as a substitute for cash. At March 31, 2003, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥163,544 million ($1,385 million) and equities with a market value of ¥55,298 million ($468 million), which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer with the Securities and Exchange Commission (the “SEC”) and is subject to the SEC’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of 2% of aggregate debit items arising from customers transactions, or 4% of funds required to be segregated for customers’ regulated commodity accounts. At March 31, 2002 and 2003, the subsidiary’s U.S. Government, agencies’ securities, and beneficiary certificates with a market value of ¥24,112 million and ¥26,803 million ($227 million), respectively, were segregated for regulatory purposes. A subsidiary in the United Kingdom, a registered securities and futures firm, is subject to the capital requirements of The Financial Services Authority of the United Kingdom. Certain other subsidiaries, including a banking subsidiary, are subject to various regulatory requirements that may limit cash dividends and advances to Nomura and that establish minimum capital requirements. At March 31, 2002 and 2003, these subsidiaries were in compliance with all applicable regulatory capital adequacy requirements.

14.    Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd., and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Prior to the fiscal year ended March 31, 2000, the Company had directly held 3.6% of the outstanding share capital of JAFCO. In February 2000, the Company acquired an additional 3.9% equity interest in JAFCO for ¥67,399 million at quoted market prices. In March 2000, the Company indirectly acquired an additional 4.8% equity interest in JAFCO through acquiring Nomura Asset Management Co., Ltd, (“NAM”), see Note 3. In February 2001, the Company acquired an additional 8.9% equity interest in JAFCO for ¥54,395 million at quoted market prices. As a result of these acquisitions, Nomura held 21.1% of the outstanding share capital at March 31, 2001 and adopted the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, the Company acquired an additional 0.6% equity interest in JAFCO for a cash consideration of ¥2,122 million at quoted market prices. The unamortized balance of excess of the cost of the investments in affiliated company

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

over JAFCO’s equity in the net assets at the dates of acquisition amounted to ¥36,356 million at March 31, 2002, and was being amortized over a 10 year period. During the year ended March 31, 2003, the Company acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from JAFCO was ¥22,184 million ($188 million) at March 31, 2003.

The valuation of Nomura’s investment in JAFCO has declined significantly. The Japanese and global capital markets have slowed, limiting opportunities for financing activities and raising equity capital through initial public offerings. Nomura recorded impairment losses of ¥92,441 million and ¥21,165 million ($179 million) related to the write-down of its investment in JAFCO for the years ended March 31, 2002 and 2003, respectively, because these losses in value of the investment were other than temporary decline. The losses were included in Non-interest expenses—Other on the accompanying consolidated income statements.

Nomura Research Institute, Ltd. (“NRI”)—

NRI undertakes domestic and overseas economic research and also develops and maintains computer networks. One of the major customers of NRI is Nomura. Prior to the fiscal year ended March 31, 2000, the Company had directly held 5.0% of the outstanding share capital of NRI. In March 2000, the Company indirectly acquired an additional 20.2% equity interest in NRI through acquiring NAM (see Note 3). As a result, Nomura held 25.2% of the outstanding share capital since March 31, 2000 and adopted the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share. Nomura recognized a pretax gain of ¥3,504 million, due to the offering price exceeding Nomura’s carrying value per share, for the year ended March 31, 2002. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%. The unamortized balance of excess of the cost of the investments in affiliated company over NRI’s equity in the net assets at the dates of acquisition amounted to ¥10,284 million at March 31, 2002, and was being amortized over a 10 year period. During the year ended March 31, 2003, the Company acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from NRI was ¥13,059 million ($111 million) at March 31, 2003.

Nomura Land and Building Co., Ltd. (“NLB”)—

NLB owns a substantial portion of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 15. Prior to the fiscal year ended March 31, 2000, the Company had directly held 5.0% of the outstanding share capital of NLB. In March 2000, the Company indirectly acquired an additional 19.9% equity interest in NLB through acquiring NAM (see Note 3). As a result, Nomura held 24.9% of the outstanding share capital since March 31, 2000 and adopted the equity method of accounting for the investment in NLB in the consolidated financial statements.

During the year ended March 31, 2003, the Company acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million ($1 million). The excess of the cost of the investments in NLB over Nomura’s equity in NLB’s net assets is immaterial.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of balances and transactions with these affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 15, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Investments in affiliated companies	¥124,513	¥124,464	$1,054
Advances to affiliated companies	132,577	99,506	843

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Revenues	¥8,214	¥3,592	$30
Non-interest expenses	24,995	27,242	231
Purchase of software and tangible assets	26,013	27,946	237

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥132,550 million and ¥99,500 million ($843 million), at March 31, 2002 and 2003, respectively. The interest rates of the long-term loans vary from 1.00% to 1.63% per annum, and the repayment dates will be between 2005 and 2007.

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Carrying amount	¥121,843	¥112,410	$952
Market value	279,284	129,111	1,094

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2002, and 2003 were ¥391 million and ¥504 million ($4 million), respectively.

15.    Commitments, contingencies and guarantees:

Credit commitments—

In the normal course of its subsidiaries’ banking/financing activities, Nomura enters into contractual commitments to extend credit, and underwriting commitments, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into an agreement with a customer under which Nomura has committed to underwrite notes that may be issued by the customer. The outstanding commitment under this agreement is included in Commitments to extend credit and note issuance facility.

Contractual amounts of these commitments at March 31, 2002 and 2003 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Commitments to extend credit and note issuance facility	¥138,599	¥218,862	$1,854

At March 31, 2003, these commitments had the following expirations:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility	¥218,862	¥44,663	¥129,779	¥1,082	¥43,338

	Translation into millions of U.S. dollars
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility	$1,854	$379	$1,099	$9	$367

The contractual amounts of these commitments represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments—

At March 31, 2003, Nomura has commitments to enter into resale and repurchase agreements of ¥1,957 billion ($ 17 billion) and ¥3,514 billion ($30 billion), respectively.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura has ¥28 billion ($0.2 billion) of investment commitments in connection with its private equity and other merchant banking activities at March 31, 2003.

Leases—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses for the years ended March 31, 2002 and 2003 were ¥41,379 million and ¥40,678 million ($345 million), respectively. A substantial portion of such rentals was paid to NLB, an affiliated company.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Lease deposits	¥55,744	¥52,448	$444
Rent paid during the year	24,556	22,203	188

Presented below is a schedule of minimum future rentals under operating leases with initial or remaining terms exceeding one year:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2003
2004	¥5,344	$45
2005	4,630	39
2006	3,694	31
2007	3,223	28
2008	3,448	29
2009 and thereafter	13,930	118

Total minimum lease payments	34,269	290
Sub lease income	3,492	29

Net minimum lease payments	¥30,777	$261

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

Guarantees—

In November 2002, the FASB issued FIN No. 45. FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN No. 45 definition of guarantees. FIN No. 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN No. 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura does not monitor its risk exposure to such derivative contracts based on notional amounts, rather Nomura manages its risk exposure on a fair value basis. Overall risk limits have been established and the extent of risk exposure is routinely monitored against these limits. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2003:

	Millions of yen
		Maximum Potential Payout/Notional
	Carrying value		Years to Maturity
		Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Derivative contracts	¥193,140	¥6,898,950	¥2,327,488	¥2,262,152	¥1,327,068	¥982,242
Standby letters of credit and other guarantees(1)	¥11	¥49,449	¥49,209	—	—	¥240

(1)	Collateral held in connection with standby letters of credit and other guarantees was ¥255 million ($2 million) as of March 31, 2003.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
	Carrying value		Years to Maturity
		Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Derivative contracts	$1,636	$58,431	$19,713	$19,159	$11,240	$8,319
Standby letters of credit and other guarantees	$0	$419	$417	—	—	$2

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation—

In the normal course of its business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

September 11—

On September 11, 2001 terrorist attacks took place in New York City and Washington, D.C. The attack in New York City caused the destruction of the World Trade Center and also damaged buildings in the surrounding area, including the World Financial Center, the headquarters of Nomura’s North American operations. Its approximately 850 employees who work in the World Financial Center were relocated to its contingency sites, whereby operations were restored and maintained until its reoccupation of its restored facilities in the World Financial Center in March 2002.

Nomura recorded a non-recurring charge related to the events of September 11. This charge included costs associated with writing-off the destroyed and damaged property, costs incurred to clean and restore its office facilities and costs incurred to maintain the World Financial Center facility while it was unoccupied. Costs associated with operating the contingency sites are included in Occupancy and related depreciation in the consolidated income statements. Additionally, Nomura purchased replacement equipment that has been capitalized and will be depreciated over its future economic life, resulting in increased future depreciation expense.

Nomura has received a total of ¥5,311 million ($45 million) of insurance recoveries by March 31, 2003. The final insurance settlement was completed and no more recoveries will be received going forward. The net effect to the consolidated financial statements was immaterial.

16.    Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow US GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under US GAAP is included in net income, is excluded from segment information.

•	Investments in the PFG entities and other private equity investee companies are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For the years ended March 31, 2002 (PFG entities only through March 27, 2002) and 2003, these investments were not shown at fair value, but were consolidated at historical cost under US GAAP. The impact of consolidating the PFG entities and other private equity investee companies, and the impact of deconsolidating PFG on March 27, 2002, including the elimination impact under US GAAP, is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Nomura introduced certain methodologies to allocate Headquarters expenses to the three business segments effective April 1, 2002. Several global Headquarters accounts were created and Nomura allocated expenses from these accounts to business segments according to benefits received by each business segment. This allocation of Headquarters expenses was made to improve segment reporting and includes items not previously allocated. Had Nomura not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥42,758 million ($362 million), ¥99,734 million ($845 million) and ¥3,883 million ($33 million), respectively.

Business segments’ results for the years ended March 31, 2002 and 2003 are shown in the following table. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

	Translation into millions of U.S. dollars
Year ended March 31, 2003
Non-interest revenue	$2,091	$1,666	$295	$(25)	$4,027
Net interest revenue	20	862	19	177	1,078

Net revenue	2,111	2,528	314	152	5,105
Non-interest expenses	1,808	1,757	287	497	4,349

Income (loss) before income taxes	$303	$771	$27	$(345)	$756

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Gain on undesignated hedging instruments included in Net gain on trading	¥31,435	¥2,065	$17
(Loss)/gain on investment securities	218	(561)	(5)
Equity in losses of affiliates	(9,551)	(3,842)	(33)
Amortization of goodwill and negative goodwill	13,316	—	—
Corporate items	(41,730)	(9,356)	(79)
Impairment loss on investment in an affiliated company	(92,441)	(21,165)	(179)
Impairment loss on long-lived assets	(5,321)	(305)	(3)
Multi-employer pension plan	(18,720)	—	—
Gain from changes in equity of an affiliated company	3,504	—	—
Others	(24,107)	(7,541)	(63)

Total	¥(143,397)	¥(40,705)	$(345)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statements.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Net revenue	¥741,840	¥602,753	$5,105
Unrealized loss on investments in equity securities held for relationship purpose	(60,177)	(43,017)	(364)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	639,688	6,538	55

Consolidated net revenue	¥1,321,351	¥566,274	$4,796

Income before income taxes	¥78,541	¥89,211	$756
Unrealized loss on investments in equity securities held for relationship purpose	(60,177)	(43,017)	(364)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	154,608	1,215	10

Consolidated income before income taxes and cumulative effect of accounting change	¥172,972	¥47,409	$402

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes and cumulative effect of accounting change from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Net revenue:
Americas	¥20,772	¥58,019	$491
Europe	845,775	47,872	406
Asia and Oceania	10,629	8,902	75

Sub-total	877,176	114,793	972
Japan	444,175	451,481	3,824

Consolidated	¥1,321,351	¥566,274	$4,796

Income (loss) before income taxes and cumulative effect of accounting change:
Americas	¥(40,156)	¥14,851	$126
Europe	225,002	(34,314)	(291)
Asia and Oceania	(9,906)	(10,026)	(85)

Sub-total	174,940	(29,489)	(250)
Japan	(1,968)	76,898	652

Consolidated	¥172,972	¥47,409	$402

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Long-lived assets:
Americas	¥10,898	¥9,938	$84
Europe	36,926	38,451	326
Asia and Oceania	1,499	1,630	14

Sub-total	49,323	50,019	424
Japan	127,120	145,134	1,229

Consolidated	¥176,443	¥195,153	$1,653

There is no revenue derived from transactions with a single major external customer for the years ended March 31, 2002 and 2003.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Subsequent events:

None.

(2) Other

None.

2. Stand-alone Financial Statements

(1) Stand-alone Financial Statements

1) Balance Sheet

		98th Fiscal Year March 31, 2002		99th Fiscal Year March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and time deposits		23,444		11,239
Receivable from Customers and Others		6,844		124
Short-term loans receivable	*6	367,308		578,420
Advance Payments to Customers and Others		547		669
Accounts Receivable	*6	2,218		42,691
Accrued Income		10,914		10,144
Deferred tax assets		63,313		9,260
Other current assets		1,526		612
Allowance for doubtful accounts		(448)		(712)

Total Current Assets		475,668	23.5	652,450	30.8
Fixed Assets
Tangible fixed assets	*1	45,184		43,518
Buildings		14,144		14,341
Furniture & fixtures		21,011		19,443
Land		10,029		9,732
Intangible assets		55,951		66,494
Leasehold		8		0
Software		55,943		66,493
Investments and others		1,447,104		1,358,650
Investment securities	*2	196,726		129,853
Investments in subsidiaries and affiliates (at cost)		1,024,089		1,096,164
Investments in Partnerships		6,024		921
Investments in Affiliated Partnerships		523		418
Long-term loans to affiliated companies		120,000		—
Long-term guarantee deposits	*6	61,606		54,187
Long-term Prepaid Expenses		420		394
Deferred tax assets		23,976		61,326
Other investments		14,038		15,386
Allowance for doubtful accounts		(299)		(1)

Total Fixed Assets		1,548,240	76.5	1,468,663	69.2

TOTAL ASSETS		2,023,909	100.0	2,121,113	100.0

		98th Fiscal Year March 31, 2002		99th Fiscal Year March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*6	20,000		101,500
Bond with maturity of less than one year		28,641		—
Deposits received		47		99
Accounts Payable		16,401		18,005
Accrued Expenses		3,575		3,126
Collaterals received	*6	204,342		131,677
Accrued income taxes		160		1,596
Accrued bonuses for employees		8		16
Directors’ retirement allowance		2,851		—
Other current liabilities		1,130		230

Total Current Liabilities		277,158	13.7	256,253	12.1
Long-term liabilities
Bonds payable		2,631		122,631
Long-term borrowings		301,500		399,500
Other long-term liabilities		985		693

Total Long-term liabilities		305,116	15.1	522,824	24.6

TOTAL LIABILITIES		582,274	28.8	779,077	36.7

		98th Fiscal Year March 31, 2002		99th Fiscal Year March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(SHAREHOLDERS’ EQUITY)
Common stock	*4	182,799	9.0	—	—
Additional paid-in capital		112,504	5.6	—	—
Earned surplus reserve		81,858	4.0	—	—
Other reserves
Voluntary reserve		1,040,062		—
Reserve for specified fixed assets		62		—
General reserve		1,040,000		—
Unappropriated accumulated deficit		13,280		—

Total other reserves		1,026,781	50.7	—	—
Net unrealized gain on investments		38,104	1.9	—	—
Treasury stock		(413)	(0.0)	—	—

TOTAL SHAREHOLDERS’ EQUITY		1,441,634	71.2	—	—

Common stock	*4	—	—	182,799	8.6
Capital reserves
Additional paid-in capital		—		112,504
Other capital reserves		—		—

Total capital reserves		—	—	112,504	5.3
Earned surplus
Earned surplus reserve		—		81,858
Voluntary reserve		—		990,041
Reserve for specified fixed assets		—		41
General reserve		—		990,000
Unappropriated accumulated deficit		—		5,969

Total earned surplus		—	—	1,065,929	50.3
Net unrealized gain on investments		—	—	14,211	0.7
Treasury stock	*5	—	—	(33,409)	(1.6)

TOTAL SHAREHOLDERS’ EQUITY		—	—	1,342,035	63.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,023,909	100.0	2,121,113	100.0

2) Income Statement

		98th Fiscal Year from April 1, 2001 to March 31, 2002				99th Fiscal Year from April 1, 2002 to March 31, 2003
	Notes	Amount (Millions of yen)	(%)		Notes	Amount (Millions of yen)	(%)
Operating revenue				Operating revenue
Property and equipment fee revenue	*1	30,198		Property and equipment fee revenue	*1	60,901
Rent revenue	*2	15,761		Rent revenue	*2	30,796
Royalty on trademark	*3	2,674		Royalty on trademark	*3	5,177
Others	*4	1,564		Others	*4	5,355
Commissions		110,523		Interest income		403
Net gain on trading	*5	88,096
Net gain on other inventories		6
Interest and dividend income	*6	20,297

Total operating revenue	*14	269,122	100.0	Total operating revenue	*14	102,633	100.0
Operating expenses				Operating expenses
Selling, general and administrative expenses		198,620		Compensation and benefits	*8	605
Transaction-related expenses	*7	26,911		Rental and maintenance	*9	34,151
Compensation and benefits	*8	69,449		Data processing and office supplies	*10	21,844
Rental and maintenance	*9	39,666		Depreciation and amortization		24,080
Data processing and office supplies	*10	33,277		Taxes	*11	697
Depreciation and amortization		21,408		Others	*12	7,559
Taxes	*11	1,237		Interest expenses		3,657
Others	*12	6,669
Interest expenses	*13	11,165

Total operating expenses	*14	209,786	78.0	Total operating expenses	*14	92,596	90.2

Operating income		59,336	22.0	Operating income		10,036	9.8

Non-operating income				Non-operating income
Dividends received		7,493		Dividends received		1,970
Others		5,149		Others		1,854

Total Non-operating income	*14	12,643	4.7	Total Non-operating income	*14	3,824	3.7
Non-operating expenses				Non-operating expenses
Loss on sales of fixed assets		1,826		Loss on sales of fixed assets		1,614
Others		1,967		Bond issue expense		529
				Others		975

Total non-operating expenses	*14	3,793	1.4	Total non-operating expenses	*14	3,119	3.0

Ordinary income		68,186	25.3	Ordinary income		10,742	10.5

		98th Fiscal Year from April 1, 2001 to March 31, 2002				99th Fiscal Year from April 1, 2002 to March 31, 2003
	Notes	Amount (Millions of yen)	(%)		Notes	Amount (Millions of yen)	(%)
Special profits				Special profits
Gain on sales of investment securities		19,891		Gain on sales of investment securities		16,498
Reversal of reserve for multi-employer pension plan	15	15,390
Reversal of reserve for financial futures transactions		0

Total special profits		35,282	13.1	Total special profits		16,498	16.0
Special losses				Special losses
Loss on sales of investment securities		2,867		Loss on sales of investment securities		3,389
Loss on devaluation of investment securities		11,925		Loss on devaluation of investment securities		11,167
Loss on devaluation of investments in affiliates		146,875		Loss on devaluation of investments in affiliates		30,216
Expenses related to the adoption of holding company structure		809
Reserve for securities transactions		272

Total special losses		162,750	60.5	Total special losses		44,773	43.6

Loss before income taxes		59,282	(22.0)	Loss before income taxes		17,531	(17.1)

Income taxes—current		390	0.1	Income taxes—current		(39,527)	(38.5)

Income taxes—deferred		(22,459)	(8.3)	Income taxes—deferred		34,821	33.9

Net loss		37,212	(13.8)	Net loss		12,825	(12.5)

Unappropriated retained earnings brought forward		23,931		Unappropriated retained earnings brought forward		6,855

Unappropriated accumulated deficit		13,280		Unappropriated accumulated deficit		5,969

3) Appropriation of Unconsolidated Retained Earnings

Date Approved at General Shareholders’ Meeting		98th Fiscal Year (June 26, 2002)		99th Fiscal Year (June 26, 2003)
	Notes	Amount (Millions of yen)		Amount (Millions of yen)
Unappropriated accumulated deficit			13,280		5,969
Reversal of voluntary reserves
Reversal of general reserve		50,000		40,000
Reversal of reserve for specified fixed assets		21	50,021	3	40,003

Total			36,740		34,033

Appropriation
Cash dividends	*1	29,485		29,116
Directors’ bonuses		400	29,885	310	29,426

Unappropriated retained earnings to be carried forward			6,855		4,606

* 1	15 yen per share for 98th Fiscal Year

15 yen per share for 99th Fiscal Year

[ Significant Accounting Policies]

98th Fiscal Year	99th Fiscal Year
1. Basis and Methods of Valuation for Financial Instruments	1. Basis and Methods of Valuation for Financial Instruments
(1) Other securities	(1) Other securities
a. Securities with market value	(Same as left)
Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Shareholders’ Equity” on the balance sheet.

b. Securities with no market value
Recorded at cost using the moving average method or amortized cost.
(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates
Recorded at cost using the moving average method.	(Same as left)
2. Depreciation and Amortization	2. Depreciation and Amortization
(1) Depreciation of tangible fixed assets	(1) Depreciation of tangible fixed assets
Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.	(Same as left)
The estimated useful lives are generally as follows:
Buildings 15 – 50 years
Furniture & fixtures 3 – 6 years
(2) Amortization of intangible assets	(2) Amortization of intangible assets
Intangible assets are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.	(Same as left)
3. Translation of Balance Sheet Accounts Denominated in Foreign Currencies	3. Translation of Balance Sheet Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

(Same as left)
4. Provisions	4. Provisions
(1) Allowance for doubtful accounts	(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(Same as left)
(2) Accrued bonuses for employees	(2) Accrued bonuses for employees
To prepare for payments of bonuses to employees, the estimated amount is recorded in accordance with the prescribed calculation method.	(Same as left)
(3) Directors’ retirement allowance
To provide for directors’ retirement payments, an estimated accrual is recorded in accordance with the Company’s by-law.

98th Fiscal Year	99th Fiscal Year
5. Leasing Transactions	5. Leasing Transactions
Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.	(Same as left)

6. Hedging Activities	6. Hedging Activities
(1) Hedge accounting	(1) Hedge accounting
Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.	(Same as left)

(2) Hedging instruments and hedged item	(2) Hedging instruments and hedged item
The Company utilizes derivative contracts such as interest rate swaps to hedge the interest risk on convertible bonds that the Company issued.	The Company utilizes derivative contracts such as interest rate swaps to hedge the interest risk on bonds that the Company issued.

(3) Hedging policy	(3) Hedging policy
As a general rule, the interest risk on convertible bonds is fully hedged until maturity.	As a general rule, the interest risk on bonds is fully hedged until maturity.

(4) Valuating the validity of hedging instruments	(4) Valuating the validity of hedging instruments
The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(Same as left)

7. Accounting for Consumption Taxes	7. Other Important Items as Basis of Financial Information
Consumption taxes are accounted for based on the tax exclusion method.	(1) Accounting for Consumption Taxes
(Same as left)

(2) Application of Consolidated Tax Return System
The Company applies consolidated tax return system from the year ended March 31, 2003.

(3) Balance sheet

The breakdown of shareholders’ equity is reclassified according to the amendment of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”.

Additional paid-in capital has become an item of capital reserves; and earned surplus reserve, voluntary reserve, and unappropriated accumulated deficit have become breakdown of earned surplus.

(4) Accounting Standard for Treasury Stocks and Reversing Legal Reserves

The Company adopted “ Accounting Standard for Treasury Stocks and Reversing Legal Reserves” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 1, February 21, 2002) from the year ended March 31, 2003. There is no effect on profit/loss by adopting the standard.

98th Fiscal Year	99th Fiscal Year

(5) Accounting Standard for Earning per Share

The Company adopted “Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standard No. 2, September 25, 2002 ) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002 ) from the year ended March 31, 2003.

The effects of adopting the standard above is noted on “Per Share Information” of Notes to Financial Information.

[ Additional Information]

98th Fiscal Year	99th Fiscal Year

(Directors’ retirement allowance)

The Company reviewed the compensation system when the Company adopted a holding company structure in October 2001. The Company’s by-law has been revised and an estimated accrual of ¥2,851 million is recorded as Directors’ retirement allowance in current liabilities to provide for directors’ retirement payments.

(Operating expenses)

The expense items, which had been breakdown of selling, general and administrative expenses in the previous year, are reclassified to breakdown of operating expenses to represent the results of the holding company more explicitly.

(Treasury Stocks)

Treasury stocks which had been recorded as an asset in the previous year (¥58 million current assets) are deducted from shareholders’ equity in this year upon amendment of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”.

(Changes in Account Titles)

On October 1, 2001, the Company transferred its securities and securities-related business to Nomura Securities Co., Ltd. and adopted a holding company structure.

Certain account titles have been changed reflecting the change in the Company’s business.

(97th Fiscal Year)	(98th Fiscal Year)
Cash, time deposits	Cash and time deposits
Investments, etc.	Investments and others
Cash collateral for securities loaned	Deposit received
Net unrealized gain	Net unrealized gain on investments
Selling, general, administrative expenses	Selling, general and administrative expenses

In addition to the change in the Company’s business, certain items which derived from business other than securities and securities-related business and were recorded as interest and dividend income or interest expenses (e.g. dividend from investment securities) are reclassified to non-operating income and non-operating expenses as “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association) was amended in September, 2001. Similarly the revenue and expense not deriving from business unique to the holding company are also recorded as non-operating income and non-operating expenses.

Consequently the operating income is ¥10,347 million less than the previous method.

[ Notes to the Financial Statements]

(Balance Sheets)

98th Fiscal Year		99th Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:	(Mil Yen)	*1. Accumulated depreciation on tangible fixed assets:	(Mil Yen)
Buildings	21,243	Buildings	21,113
Furniture & fixtures	42,090	Furniture & fixtures	41,897

Total	63,334	Total	63,010
*2. Securities deposited The Company loaned investment securities with a market value of ¥211,943 million based on consumption loan contracts.	*2. Securities deposited The Company loaned investment securities with a market value of ¥130,276 million based on consumption loan contracts.

3. Financial guarantee (Note 1)

Principal and coupons of ¥408,200 million bonds

issued by the Nomura Securities, Co., Ltd.

¥408,200 million

Swap transactions worth USD 260,417 thousand

executed by Nomura International plc

¥34,700 million (Note 2)

Principal and coupons of medium-term notes issued

by Nomura Global Funding plc with face value of

USD 1,380,000 thousand 129,345 thousand EURO,

and ¥220,452 million

¥419,359 million (Note 2)

Principal and coupons of medium-term notes issued

by Nomura Europe Finance N.V. with face value of

USD 120,000 thousand, 180,000 thousand EURO,

AUD 38,500 thousand, and ¥500,800 million

¥540,427 million (Note 2)

Swap transactions worth USD 118,074 thousand

executed by Nomura Global Financial Products Inc.

¥15,733 million (Note 2)

Swap transactions worth USD 11,426 thousand

executed by Nomura Securities (Bermuda) Ltd.

¥1,522 million (Note 2)

Repayment of principal in the amount of ¥21 million

Dairen Industrial Park Investment Co., Ltd. loaned

from the Overseas Economic Cooperation Fund

¥21 million

(Notes)1  In accordance with Report No. 61 of the Audit

Committee of the Japanese Institute of Certified

Public Accountants, contracts which are financial

guarantees in substance are included above.

            2.   Includes co-guarantee with the Nomura Securities Co., Ltd.

3. Financial guarantee (Note 1)

Principal and coupons of ¥408,200 million bonds issued by the Nomura Securities, Co., Ltd.

            ¥408,200 million

Commercial Paper with face value of 65,000 thousand EURO issued by Nomura International plc and swap transactions worth USD 209,507 thousand executed by Nomura International plc

            ¥33,621 million (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of USD 1,380,000 thousand, 440,000 thousand EURO, and ¥136,950 million

            ¥359,951 million (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of USD 153,500 thousand, 178,000 thousand EURO, AUD 10,000 thousand, and ¥669,019 million

            ¥711,302 million (Note 2)

Swap transactions worth USD 392,337 thousand executed by Nomura Global Financial Products Inc.

            ¥47,159 million (Note 2)

Swap transactions worth USD 21,604 thousand executed by Nomura Securities (Bermuda) Ltd.

    ¥2,596 million (Note 2)

(Notes)1  In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

            2.    Includes co-guarantee with the Nomura Securities Co., Ltd.

*4 Common Stock Authorized number of shares: 6,000,000,000 Number of shares issued: 1,965,919,860	*4 Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks
*5 Treasury Stocks 24,800,939 common stocks

98th Fiscal Year	99th Fiscal Year

*6 Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable—¥367,308 million

Long-term guarantee deposits—¥58,956 million

Deposits received—¥204,342 million

*6 Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable—¥578,420 million

Accounts Receivable—¥28,465 million

Long-term guarantee deposits—¥49,541 million

Short-term borrowings—¥101,500 million

Deposits received—¥131,677 million

7 Amounts to be excluded from distributable profits

The amount that was excluded from the calculation of distributable profits as of March 31, 2002 as determined by Item 1 of Article 290 of the Commercial Code was ¥ 25 million.

7 Amounts to be excluded from distributable profits

The amount that was excluded from the calculation of distributable profits as of March 31, 2003 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥14,211 million.

(Statements of Income)

98th Fiscal Year	99th Fiscal Year
*1 “Property and equipment revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.	*1 (Same as left)
*2 “Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.	*2 (Same as left)
*3 “Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.	*3 (Same as left)
*4 “Other” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.	*4 (Same as left)

*5 Breakdown of Net gain on trading

	Realized (Mil Yen)	Unrealized (Mil Yen)	Total (Mil Yen)
Equities	122,311	(71,857)	50,453
Bonds and others	48,977	(11,334)	37,642
Bonds	39,748	(12,499)	27,249
Others	9,228	1,164	10,393
Total	171,288	(83,191)	88,096
(Note) These figures indicate the net gain on trading when the Company was engaged in securities business (April 1, 2001—September 30, 2001) which is half year in substance.

*6 Breakdown of Interest and dividend income

Earnings from margin transactions	1,713	(Mil Yen)
Dividends and debenture interests received	12,174
Earnings from securities lending/borrowing	5,683
Others	726

Total	20,297

*7 Breakdown of Transaction-related expenses

Commissions paid	7,303	(Mil Yen)
Communication and transportation	9,137
Traveling	2,496
Advertising	6,568
Entertainment	1,405

Total	26,911

*8 Breakdown of Compensation and benefits

Salaries	43,628	(Mil Yen)
Welfare expenses	5,829
Reserve for employees’ bonus	14,108
Retirement benefits	5,883

Total	69,449

98th Fiscal Year			99th Fiscal Year
*9 Breakdown of Rental and maintenance			*9 Breakdown of Rental and maintenance
Real estate	32,333	(Mil Yen)	Real estate	28,840	(Mil Yen)
Furniture and fixtures	7,333		Furniture and fixtures	5,310

Total	39,666		Total	34,151

*10 Breakdown of Data processing and office supplies			*10 Breakdown of Data processing and office supplies
Data processing	32,345	(Mil Yen)	Data processing	21,843	(Mil Yen)
Office supplies	931		Office supplies	0

Total	33,277		Total	21,844

*11 Breakdown of Taxes
Income tax, residents tax (interest related)	284	(Mil Yen)
Stamp duty	69
Others	883

Total	1,237

*12 Breakdown of Others			*12 Breakdown of Others
Training and data	3,266	(Mil Yen)	Communication and transportation	4,119	(Mil Yen)
Water and electricity	1,363		Training and data	1,864
Convention expense	332		Water and electricity	751
Donation	410		Others	823

Others	1,296		Total	7,559

Total	6,669

*13 Breakdown of Interest expenses
Margin transactions expense	1,430	(Mil Yen)
Gensaki transactions expense	80
Interest paid	2,806
Expense on securities lending/borrowing	6,582
Others	267

Total	11,165

*14 Balance with Subsidiaries and Affiliates
Operating revenue from subsidiaries and affiliates: ¥80,987 million
Non-operating income from subsidiaries and affiliates: ¥1,580 million
Operating expenses to subsidiaries and affiliates: ¥58,287 million
Non-operating expenses to subsidiaries and affiliates: ¥503 million

*14 Balance with Subsidiaries and Affiliates
Operating revenue from subsidiaries and affiliates: ¥102,022 million
Non-operating income from subsidiaries and affiliates: ¥28
million
Operating expenses to subsidiaries and affiliates: ¥46,879
million
Non-operating expenses to subsidiaries and affiliates: ¥849 million

*15 The Company withdrew from the Japan Securities Business Welfare Pension Fund on August 31, 2001. The reserve for multi-employer pension plan was reversed after deducting the burden charge.

(Leasing Transactions)

98th Fiscal Year	99th Fiscal Year
1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:	1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

(1) Acquisition cost of the leased property, accumulated depreciation equivalent and the year-end balance (See Note below.)	(1) Acquisition cost of the leased property, accumulated depreciation equivalent and the year-end balance (See Note below.)

	Furniture and fixtures			Furniture and fixtures
Acquisition cost	6,601	(Mil Yen)	Acquisition cost	3,852	(Mil Yen)
Accumulated depreciation equivalent	4,192		Accumulated depreciation equivalent	2,630

Year-end balance	2,408		Year-end balance	1,222

(2) Closing balance of the obligation under capital lease (See Note below.)	(2) Closing balance of the obligation under capital lease (See Note below.)

One year or less	1,199	(Mil Yen)	One year or less	653	(Mil Yen)
More than one year	1,209		More than one year	568

Total	2,408		Total	1,222

(3) Lease payments and depreciation expenses equivalent	(3) Lease payments and depreciation expenses equivalent
Lease payments	1,521	(Mil Yen)	Lease payments	1,197	(Mil Yen)
Depreciation expenses equivalent	1,521	(Mil Yen)	Depreciation expenses equivalent	1,197	(Mil Yen)

(4)    The method of calculating the depreciation expenses
equivalent

The amount equivalent to the depreciation expenses equivalent is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(4)    The method of calculating the depreciation expenses
equivalent

The amount equivalent to the depreciation expenses equivalent is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Notes)  The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets were low.

(Notes)  The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets were low.

(Securities Held)

(1) Bonds Held to Maturity

None.

(2) Stocks of subsidiaries and affiliates with market value

	98th Fiscal Year			99th Fiscal Year
	Book Value (Mil Yen)	Market Value (Mil Yen)	Difference (Mil Yen)	Book Value (Mil Yen)	Market Value (Mil Yen)	Difference (Mil Yen)
Subsidiaries	—	—	—	—	—	—

Affiliates	54,098	113,006	58,907	45,785	57,203	11,418

(3) Investment Securities with market value

	99th Fiscal Year
	Cost (Mil Yen)	Book Value (Mil Yen)	Difference (Mil Yen)
Securities whose book value exceeds cost
Equities	24,409	52,972	28,563
Bonds	—	—	—
Others	1,330	1,385	54

Subtotal	25,740	54,358	28,617

Securities whose book value does not exceed cost
Equities	40,625	35,424	(5,200)
Bonds	—	—	—
Others	—	—	—

Subtotal	40,625	35,424	(5,200)

Total	66,365	89,782	23,416

(4) Investment Securities without market value (except those referred in (1) above)

99th Fiscal Year
Book Value (Mil Yen)
Bonds Held to Maturity	—
Investment Securities	40,070
Recorded as Fixed Asset	40,070
Equities (Unlisted equities, etc.)	37,004
Bonds (Unlisted bonds, etc.)	52
Others	3,013

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

98th Fiscal Year			99th Fiscal Year
1. Breakdown of deferred tax assets and liabilities			1. Breakdown of deferred tax assets and liabilities
Deferred tax assets			Deferred tax assets
Operating losses	61,104	(Mil Yen)	Operating losses	16,467	(Mil Yen)
Loss on devaluation of securities	38,961		Loss on devaluation of securities	49,215
Loss on devaluation of fixed assets	11,851		Loss on devaluation of fixed assets	11,922
Others	2,994		Others	2,481

Total deferred tax assets	114,912		Total deferred tax assets	80,086
Deferred tax liabilities			Deferred tax liabilities
Reserve for specified fixed assets	(30)		Reserve for specified fixed assets	(25)
Net unrealized gain on investments	(27,592)		Net unrealized gain on investments	(9,474)

Total deferred tax liabilities	(27,622)		Total deferred tax liabilities	(9,499)

Net deferred tax assets	87,289		Net deferred tax assets	70,586

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application			2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application
Statutory effective tax rate (Adjustments)	(42.0)%		Statutory effective tax rate (Adjustments)	(44.0)%
Differences in tax rates due to business transfer in spin-off	4.4		Reduction of year-end deferred tax assets due to tax rate revision	31.3
Permanent differences excluded from expenses	1.6		Adjustments to estimated tax amount	19.6
Permanent differences excluded from income	(2.1)		Permanent differences excluded from expenses	0.2
Others	0.9		Permanent differences excluded from income	(0.5)

Corporate tax rate after tax effect accounting	(37.2)		Effect of applying consolidated tax return system	(33.6)

			Others	0.1

			Corporate tax rate after tax effect accounting	(26.8)

“Law Amending Local Tax Law” was promulgated on March 31, 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law, which will be effective on April 1, 2004. Within the temporary difference as of March 31, 2003, statutory effective tax rate before amendment is applied to the amount which is expected to realize by March 31, 2004; and statutory effective tax rate after amendment is applied to the amount which is expected to realize after March 31, 2004. As a result, net deferred tax assets decreased ¥4,433 million; and income taxes – deferred and net unrealized gain on investments increased ¥4,906 million and ¥473 million. respectively.

(Information on Per Share Data)

98th Fiscal Year		99th Fiscal Year
Net asset per share	733.40 Yen	Net asset per share	691.21 Yen

Net loss per share	18.94 Yen	Net loss per share	6.70 Yen

Diluted net income per share is not stated as net loss per share is recorded.		Diluted net income per share is not stated as net loss per share is recorded.

Treasury stocks are deducted from shareholders’ equity and total number of issued shares in calculating net asset per share and net loss per share.		The Company adopted “ Accounting Standard for Earning per Share “ (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002 ) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002 ) from the year ended March 31, 2003. The net asset per share and net loss per share, if the Company had not adopted the above standard, would be as follows:

Net asset per share	691.37 Yen

Net loss per share	6.54 Yen

(Notes) 1.	Treasury stocks are deducted from shareholders’ equity and total number of issued shares in calculating shareholders’ equity per share and net income (loss) per share effective from the year ended March 31, 2002.
2.	The base data for calculating net loss per share are as follows:

	98th Fiscal Year	99th Fiscal Year
Net loss per share
Net loss (Mil Yen)	—	12,825
Amount which does not belong to shareholders of common stock (Mil Yen)	—	310
(Directors’ bonuses in appropriation of unconsolidated retained earnings (Mil Yen), included above)	—	310
Net loss which belong to common stock (Mil Yen)	—	13,135
Average number of common stock during the fiscal year (thousand shares)	—	1,958,071

[Significant Subsequent Events]

98th Fiscal Year	99th Fiscal Year

None.	(Same as left)

(3) Others

None.

Audit Report

June 26, 2002

Mr. Junichi Ujiie

President of the Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Koichi Hanabusa

Certified Public Accountant

Engagement Partner

Chuo Aoyama & Co.

Hideo Takaura

Certified Public Accountant

Representative and Engagement Partner

Koji Nishikawa

Certified Public Accountant

Engagement Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2001 to March 31, 2002 which comprise the consolidated balance sheet, the consolidated statements of income, retained earnings and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law.

With respect to this audit, we conducted our audit in accordance with generally accepted auditing standards and performed generally required audit procedures.

As a result of our audit, in our opinion, the accounting principles and procedures used by the Company in the preparation of the consolidated financial statements are in conformity with generally accepted accounting principles and applied on a consistent basis. In addition, the consolidated financial statement presentation is in conformity with the rule specified in “Rule regarding term, form and preparation methods for consolidated financial statements” (1976 Ministry of Financial Ordinance No. 28).

Accordingly, in our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

(Note)	Above is an electronic version of the original audit report and the Company (the company submitting securities report) maintains the original report.

Audit Report

(English Translation for convenience purpose only)

June 26, 2002

Nomura Holdings, Inc.

  President and Director    Junichi Ujiie

ChuoAoyama Audit Corporation

Representative Partner
Engagement Partner	CPA Hideo Takaura

Engagement Partner	CPA Koji Nishikawa

With reference to Article 193-2 of the “The Securities and Exchange Law”, we have audited the consolidated financial statements included in the “Financial Condition”, namely the consolidated balance sheet, consolidated income statement,consolidated statement of cash flows, consolidated statement of shareholders’ equity, and consolidated statement of comprehensive income of Nomura Holdings, Inc. for the consolidated fiscal year from April 1,2002 to March 31, 2002.

We conducted our audit in accordance with generally accepted auditing standards,and all relevant auditing procedures were carried out as are normally required.

Based on our audit, we acknowledge that, with respect to the consolidated financial statements: the accounting principles and practices adopted by the Company are in conformity with accounting standards generally accepted in Japan (refer to Notes 1 and 2 to the consolidated financial statements), these being applied consistently in accordance with the same standards as those of the previous consolidated fiscal year, and the consolidated financial statements are presented in accordance with the “Regulation Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28 issued in 1976) Supplementary Provision No.2.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of the Company and its subsidiaries as of March 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law.

Report of Independent Auditors

June 26, 2003

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2002 to March 31, 2003 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2003, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

Additional Information

As discussed in Note 2 “Summary of accounting policies – Goodwill, intangible assets and negative goodwill” and Note 3 “Business combinations” to the consolidated financial statements, from this consolidated fiscal year the Company adopted Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” As a result of this adoption, in this consolidated fiscal year, the negative goodwill balance of 109,799 million yen as of March 31, 2002 arising from a previous business combination is recognized as a cumulative effect of accounting change in the consolidated statement of income.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Audit Report

June 26, 2002

Mr. Junichi Ujiie

President of the Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Koichi Hanabusa

Certified Public Accountant

Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 98th fiscal period from April 1, 2001 to March 31, 2002 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law.

With respect to this audit, we conducted our audit in accordance with generally accepted auditing standards and performed generally required audit procedures.

As a result of our audit, in our opinion, the accounting principles and procedures used by the Company are in conformity with generally accepted accounting principles and applied on a consistent basis. In addition, the financial statement presentation is in conformity with the rule specified in “Rule regarding term, form and preparation methods for financial statements” (1963 Ministry of Finance Ordinance No. 59).

Accordingly, in our opinion, the financial statements referred to above present fairly the financial position of Nomura Holdings, Inc. as of March 31, 2002, and the results of its operations for the year then ended.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original audit report and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 26, 2003

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 99th fiscal period from April 1, 2002 to March 31, 2003 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2003, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.